As filed with the Securities and Exchange Commission on December 6, 1995
                                                     Registration No. 33-

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                    Pre-Effective Amendment No.        [  ]
                    Post-Effective Amendment No.       [  ]

                       PAINEWEBBER RMA MONEY FUND, INC.
              (Exact Name of Registrant as Specified in Charter)

                          1285 Avenue of the Americas
                           New York, New York 10019
                   (Address of Principal Executive Offices)

                                (212) 713-2000
                 (Registrant's Area Code and Telephone Number)

                           DIANNE E. O'DONNELL, ESQ.
                    Mitchell Hutchins Asset Management Inc.
                          1285 Avenue of the Americas
                           New York, New York 10019
                    (Name and Address of Agent for Service)

                                  Copies to:
             LEWIS G. COLE, ESQ.                 SUSAN M. CASEY, ESQ.
         Stroock & Stroock & Lavan            Kirkpatrick & Lockhart LLP
              7 Hanover Square                    1800 M Street, N.W.
          New York, New York  10004          Washington, D.C. 20036-5891
         Telephone:  (212) 806-5400           Telephone:  (202) 778-9000

                            JOHN BAUMGARDNER, ESQ.
                              Sullivan & Cromwell
                               125 Broad Street
                           New York, New York  10004
                          Telephone:  (212) 558-4000

Approximate Date of Proposed Public Offering: as soon as practicable after this Registration Statement becomes effective.

The Registrant has filed a declaration registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is payable herewith. The Registrant filed on August 25, 1995, the notice required by Rule 24f-2 for its fiscal year ended June 30, 1995.

      It is proposed that this filing will become effective on January 5, 1996 pursuant to Rule 488.

                       PAINEWEBBER RMA MONEY FUND, INC.

                      CONTENTS OF REGISTRATION STATEMENT


This Registration Statement contains the following papers and documents:


Cover Sheet

Contents of Registration Statement

Cross Reference Sheet

Letters to Shareholders

Notices of Special Meeting

Part A - Prospectus/Proxy Statement

Part B - Statement of Additional Information

Part C - Other Information

Signature Pages

Exhibits

                        PAINEWEBBER RMA MONEY FUND, INC.
                        Form N-14 Cross Reference Sheet

    Part A Item No.                       Prospectus/Proxy
    and Caption                           Statement Caption
    ---------------                       -----------------

1.  Beginning of Registration Statement   Cover Page
    and Outside Front Cover Page of
    Prospectus

2.  Beginning and Outside Back Cover
    Page of Prospectus                    Table of Contents

3.  Synopsis Information and Risk         Synopsis; Comparison of Principal
    Factors                               Risk Factors

4.  Information About the Transaction     Synopsis; The Reorganizations

5.  Information About the Registrant      Synopsis; Comparison of Principal Risk
                                          Factors; Miscellaneous; Prospectus of
                                          PaineWebber RMA Money Market Portfolio
                                          previously filed on EDGAR on August
                                          29, 1995, Accession Number:

                                          0000950112-95-002296

6.  Information About the Companies       Synopsis; Comparison of Principal Risk
    Being Acquired                        Factors; Miscellaneous; Prospectus of
                                          PaineWebber/Kidder, Peabody Premium
                                          Account Fund previously filed on EDGAR
                                          on July 31, 1995, Accession Number:
                                          0000950117-95-000258 and Prospectus of
                                          PaineWebber/Kidder, Peabody Cash
                                          Reserve Fund Inc. previously filed
                                          on EDGAR on November 30, 1995,
                                          Accession Number: 0000950117-95-
                                          000480

7.  Voting Information                    Voting Information

8.  Interest of Certain Persons and       Not Applicable
    Experts

9.  Additional Information Required for   Not Applicable
    Reoffering by Persons Deemed to be
    Underwriters

    Part B Item No.                       Statement of Additional
    and Caption                           Information Caption
    ---------------                       -----------------------
10. Cover Page                            Cover Page

11. Table of Contents                     Table of Contents

12. Additional Information About the      Statement of Additional Information of
    Registrant                            PaineWebber RMA Money Market Portfolio
                                          previously filed on EDGAR on August
                                          29, 1995, Accession Number:
                                          0000950112-95-002296

13. Additional Information About the      Statement of Additional Information of
    Companies Being Acquired              PaineWebber/Kidder, Peabody Premium
                                          Account Fund, previously filed on
                                          EDGAR on July 31, 1995, Accession
                                          Number: 0000950117-95-000258, and
                                          Statement of Additional Information
                                          of PaineWebber/Kidder, Peabody Cash
                                          Reserve Fund, Inc. previously filed on
                                          EDGAR on November 30, 1995, Accession
                                          Number:  0000950117-95-000480

14. Financial Statements                  Annual Report of PaineWebber RMA Money
                                          Market Portfolio for Fiscal Year Ended
                                          June 30, 1995, as previously filed on
                                          EDGAR on August 28, 1995, Accession
                                          Number: 0000950112-95-002277; Annual
                                          Report of PaineWebber/Kidder, Peabody

                                          Premium Account Fund for Fiscal Year
                                          Ended March 31, 1995, as previously
                                          filed on EDGAR on June 8, 1995,
                                          Accession Number: 0000950117-95-
                                          000203; Semi-annual Report of
                                          PaineWebber/Kidder, Peabody Premium
                                          Account Fund for the period ended
                                          September 30, 1995, as filed herewith;
                                          and Annual Report of PaineWebber/
                                          Kidder, Peabody Cash Reserve Fund,
                                          Inc. for Fiscal Year Ended July 31,
                                          1995, as previously filed on EDGAR
                                          on October 2, 1995, Accession Number:
                                          0000950117-95-000398

                                          Pro Forma Financial Statements for
                                          PaineWebber RMA Money Market
                                          Portfolio, PaineWebber/Kidder, Peabody
                                          Premium Account Fund and PaineWebber/
                                          Kidder, Peabody Cash Reserve Fund,
                                          Inc. for the twelve months ended June
                                          30, 1995

    Part C

    Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

              PAINEWEBBER/KIDDER, PEABODY CASH RESERVE FUND, INC.


                                                    January     , 1996


Dear Shareholder:

     The attached proxy materials describe a proposal that PaineWebber/Kidder, Peabody Cash Reserve Fund, Inc. ("Cash Reserve Fund") reorganize and become part of PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"). If the proposal is approved and implemented, each shareholder of Cash Reserve Fund automatically would become a shareholder of Money Market Portfolio.

     Your board of directors recommends a vote FOR the Reorganization Proposal. The board believes that combining the Funds will benefit Cash Reserve Fund's shareholders by providing them with a portfolio that has an investment objective similar to the investment objective of Cash Reserve Fund and that will have lower operating expenses as a percentage of net assets. The attached materials provide more information about the proposed reorganization and the Funds involved.

     Your vote is important no matter how many shares you own. Voting your shares early will permit Cash Reserve Fund to avoid costly follow-up mail and telephone solicitation. After reviewing the attached materials, please complete, date and sign your proxy card and mail it in the enclosed return envelope today.

                                 Very truly yours,



                                 MARGO N. ALEXANDER
                                 President, PaineWebber/Kidder, Peabody
                                     Cash Reserve Fund, Inc.

               PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND


                                                January     , 1996


Dear Shareholder:

     The attached proxy materials describe a proposal that PaineWebber/Kidder, Peabody Premium Account Fund ("Premium Account Fund") reorganize and become part of PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"). If the proposal is approved and implemented, each shareholder of Premium Account Fund automatically would become a shareholder of Money Market Portfolio.

     Your board of trustees recommends a vote FOR the Reorganization Proposal. The board believes that combining the Funds will benefit Premium Account Fund's shareholders by providing them with a portfolio that has an investment objective similar to the investment objective of Premium Account Fund and that will have lower operating expenses as a percentage of net assets. The attached materials provide more information about the proposed reorganization and the Funds involved.

     Your vote is important no matter how many shares you own. Voting your shares early will permit Premium Account Fund to avoid costly follow-up mail and telephone solicitation. After reviewing the attached materials, please complete, date and sign your proxy card and mail it in the enclosed return envelope today.

                            Very truly yours,



                            MARGO N. ALEXANDER
                            President, PaineWebber/Kidder, Peabody
                                Premium Account Fund

               PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

                              -------------------

                                   NOTICE OF
                        SPECIAL MEETING OF SHAREHOLDERS

                                January  , 1996

                              -------------------

To The Shareholders:

     A special meeting of shareholders ("Meeting") of PaineWebber/Kidder, Peabody Premium Account Fund ("Premium Account Fund") will be held on February 13, 1996, at 10:00 a.m. Eastern time, at 1285 Avenue of the Americas, 38th Floor, New York, New York 10019, for the following purposes:

     (1) To approve an Agreement and Plan of Reorganization and Termination under which PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"), a series of PaineWebber RMA Money Fund, Inc., would acquire the assets of Premium Account Fund in exchange solely for shares of common stock in Money Market Portfolio and the assumption by Money Market Portfolio of Premium Account Fund's liabilities, followed by the distribution of those shares to the shareholders of Premium Account Fund, all as described in the accompanying prospectus/proxy statement; and

     (2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

     You are entitled to vote at the Meeting and any adjournment thereof if you owned shares of Premium Account Fund at the close of business on December 28, 1995. If you attend the Meeting, you may vote your shares in person. If you do not expect to attend the Meeting, please complete, date, sign and return the enclosed proxy card in the enclosed postage paid envelope.

                                         By order of the
                                         board of trustees,


                                         DIANNE E. O'DONNELL
                                         Secretary

January  , 1996
1285 Avenue of the Americas
New York, New York 10019

-------------------------------------------------------------------------------
                            YOUR VOTE IS IMPORTANT
                       NO MATTER HOW MANY SHARES YOU OWN

     Please indicate your voting instructions on the enclosed proxy card, date and sign the card, and return it in the envelope provided. IF YOU SIGN, DATE

AND RETURN THE PROXY CARD BUT GIVE NO VOTING INSTRUCTIONS, YOUR SHARES WILL BE VOTED "FOR" THE PROPOSAL NOTICED ABOVE. In order to avoid the additional expense of further solicitation, we ask your cooperation in mailing in your proxy card promptly. Unless proxy cards submitted by corporations and partnerships are signed by the appropriate persons as indicated in the voting instructions on the proxy card, they will not be voted.
--------------------------------------------------------------------------------

              PAINEWEBBER/KIDDER, PEABODY CASH RESERVE FUND, INC.

                              -------------------

                                   NOTICE OF
                        SPECIAL MEETING OF SHAREHOLDERS

                                January  , 1996

                              -------------------

To The Shareholders:

     A special meeting of shareholders ("Meeting") of PaineWebber/Kidder, Peabody Cash Reserve Fund, Inc. ("Cash Reserve Fund") will be held on February 13, 1996, at 10:00 a.m. Eastern time, at 1285 Avenue of the Americas, 38th Floor, New York, New York 10019, for the following purposes:

     (1) To approve an Agreement and Plan of Reorganization and Dissolution under which PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"), a series of PaineWebber RMA Money Fund, Inc., would acquire the assets of Cash Reserve Fund in exchange solely for shares of common stock in Money Market Portfolio and the assumption by Money Market Portfolio of Cash Reserve Fund's liabilities, followed by the distribution of those shares to the shareholders of Cash Reserve Fund and the subsequent dissolution of Cash Reserve Fund, all as described in the accompanying prospectus/proxy statement; and

     (2) To transact such other business as may properly come before the Meeting or any adjournment thereof.

     You are entitled to vote at the Meeting and any adjournment thereof if you owned shares of Cash Reserve Fund at the close of business on December 28, 1995. If you attend the Meeting, you may vote your shares in person. If you do not expect to attend the Meeting, please complete, date, sign and return the enclosed proxy card in the enclosed postage paid envelope.

                                         By order of the
                                         board of directors,


                                         DIANNE E. O'DONNELL
                                         Secretary

January   , 1996
1285 Avenue of the Americas

New York, New York 10019

-------------------------------------------------------------------------------
                            YOUR VOTE IS IMPORTANT
                       NO MATTER HOW MANY SHARES YOU OWN

     Please indicate your voting instructions on the enclosed proxy card, date and sign the card, and return it in the envelope provided. IF YOU SIGN, DATE AND RETURN THE PROXY CARD BUT GIVE NO VOTING INSTRUCTIONS, YOUR SHARES WILL BE VOTED "FOR" THE PROPOSAL NOTICED ABOVE. In order to avoid the additional expense of further solicitation, we ask your cooperation in mailing in your proxy card promptly. Unless proxy cards submitted by corporations and partnerships are signed by the appropriate persons as indicated in the voting instructions on the proxy card, they will not be voted.
--------------------------------------------------------------------------------

                    PAINEWEBBER RMA MONEY MARKET PORTFOLIO
                (a series of PaineWebber RMA Money Fund, Inc.)

               PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

              PAINEWEBBER/KIDDER, PEABODY CASH RESERVE FUND, INC.


                          1285 Avenue of the Americas
                           New York, New York 10019
                          (Toll Free) 1-800-647-1568


                          PROSPECTUS/PROXY STATEMENT
                               January   , 1996


     This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of PaineWebber/Kidder, Peabody Premium Account Fund ("Premium Account Fund") and PaineWebber/Kidder, Peabody Cash Reserve Fund, Inc. ("Cash Reserve Fund") (each an "Acquired Fund" and collectively, the "Acquired Funds") in connection with the solicitation of proxies by Premium Account Fund's board of trustees and Cash Reserve Fund's board of directors for use at a combined special meeting of shareholders of the Acquired Funds, to be held on February 13, 1996, at 10:00 a.m., Eastern time, and at any adjournment thereof ("Meeting").

     As more fully described in this Proxy Statement, the purpose of the Meeting is to vote on two proposed reorganizations (each a "Reorganization" and collectively, the "Reorganizations"). In each Reorganization, PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"), a series of PaineWebber RMA Money Fund, Inc., would acquire the assets of an Acquired Fund in exchange solely for shares of common stock of Money Market Portfolio and the assumption by Money Market Portfolio of that Acquired Fund's liabilities. Those Money Market Portfolio shares then would be distributed to that Acquired Fund's shareholders, so that each such shareholder would receive a number of full and fractional shares of Money Market Portfolio having an aggregate net asset value that, on the effective date of the Reorganization, is equal to the aggregate net asset value of the shareholder's shares of the Acquired Fund. As soon as practicable following the distributions, Premium Account Fund will be terminated and Cash Reserve Fund will be dissolved.

     Money Market Portfolio is a diversified money market series of PaineWebber RMA Money Fund, Inc., which is an open-end management investment company. Money Market Portfolio's investment objective is to achieve maximum current income consistent with liquidity and conservation of capital. It seeks to achieve its investment objective by investing primarily in high-grade money market instruments with remaining maturities of 13 months or less. These instruments include U.S. government securities, obligations of U.S. banks, commercial paper and other short-term corporate obligations, corporate bonds and notes, variable- and floating-rate securities, and participation interests or repurchase agreements involving any of the foregoing securities. Money Market Portfolio and both of the Acquired Funds (each a "Fund" and collectively, the "Funds") are money market funds that seek to maintain a stable net asset value of $1.00 per share.

     An investment in any of the Funds is neither insured nor guaranteed by the U.S. government. While each Fund seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to do so.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Proxy Statement, which should be retained for future reference, sets forth concisely the information about each Reorganization and Money Market Portfolio that a shareholder should know before voting. This Proxy Statement is accompanied by the Prospectus of Money Market Portfolio, dated August 29, 1995, which is incorporated by this reference into this Proxy Statement. A Statement
of Additional Information, dated January    , 1996, relating to the
Reorganizations and including historical financial statements, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by this reference. Prospectuses of Premium Account Fund, dated August 1, 1995, and Cash Reserve Fund, dated December 1, 1995, and Statements of Additional Information of Money Market Portfolio, dated August 29, 1995, Premium Account Fund, dated August 1, 1995, and Cash Reserve Fund, dated December 1, 1995, have been filed with the SEC and also are incorporated herein by this reference. Copies of these documents, as well as each Fund's Annual Report to Shareholders, or semi-annual report, if applicable, may be obtained without charge and further inquiries may be made by contacting your PaineWebber Incorporated ("PaineWebber") investment executive or PaineWebber's correspondent firms or by calling toll-free 1-800-647-1568.

                  TABLE OF CONTENTS
                  -----------------


VOTING INFORMATION. . . . . . . . . . . . . . .   1

SYNOPSIS. . . . . . . . . . . . . . . . . . . .   2

COMPARATIVE FEE TABLES. . . . . . . . . . . . .   4

COMPARISON OF PRINCIPAL RISK FACTORS. . . . . .  15

THE PROPOSED TRANSACTIONS . . . . . . . . . . .  16

MISCELLANEOUS . . . . . . . . . . . . . . . . .  22

APPENDIX A - AGREEMENT AND PLAN OF
    REORGANIZATION AND TERMINATION INVOLVING
    PREMIUM ACCOUNT FUND  . . . . . . . . . . . A-1

APPENDIX B - AGREEMENT AND PLAN OF
    REORGANIZATION AND DISSOLUTION INVOLVING
    CASH RESERVE FUND . . . . . . . . . . . . . B-1

               PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

              PAINEWEBBER/KIDDER, PEABODY CASH RESERVE FUND, INC.

                               -----------------

                          PROSPECTUS/PROXY STATEMENT

                        Special Meeting of Shareholders
                                 To Be Held on
                               February 13, 1996

                               -----------------

                              VOTING INFORMATION

     This Prospectus/Proxy Statement ("Proxy Statement") is being furnished to shareholders of PaineWebber/Kidder, Peabody Premium Account Fund ("Premium Account Fund") and PaineWebber/Kidder, Peabody Cash Reserve Fund, Inc. ("Cash Reserve Fund") (each an "Acquired Fund" and collectively, the "Acquired Funds") in connection with the solicitation of proxies by Premium Account Fund's board of trustees and Cash Reserve Fund's board of directors for use at a combined special meeting of shareholders of the Acquired Funds to be held on February 13, 1996, and at any adjournment thereof ("Meeting"). This Proxy Statement will first be mailed to shareholders on or about January , 1996.

     At least a majority of the shares of each Acquired Fund outstanding on December 28, 1995, represented in person or by proxy, must be present for the transaction of business by that Acquired Fund at the Meeting. If, with respect to either Acquired Fund, a quorum is not present at the Meeting or a quorum is present but it is believed that sufficient votes to approve the proposal will not be received, the persons named as proxies may propose one or more adjournments of the Meeting with respect to that Acquired Fund to permit further solicitation of proxies. Any such adjournment will require the affirmative vote of a majority of those shares of the Acquired Fund represented at the Meeting in person or by proxy. The persons named as proxies will vote those proxies that they are entitled to vote FOR any such proposal in favor of such an adjournment and will vote those proxies required to be voted AGAINST any such proposal against such adjournment. A shareholder vote may be taken on one or more of the proposals in this Proxy Statement prior to any such adjournment if sufficient votes have been received and it is otherwise appropriate.

     Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and the broker does not have discretionary voting authority. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present but will not be voted for or against any adjournment or proposal. Accordingly, abstentions and broker non-votes effectively will be a vote against adjournment or against any proposal where the required vote is a percentage of the shares present or outstanding. Abstentions and broker non-votes will not be counted, however, as votes cast for purposes of determining whether sufficient votes have been received to approve a proposal.


     The individuals named as proxies on the enclosed proxy card will vote in accordance with your direction as indicated thereon if your proxy card is received properly executed by you or your duly appointed agent or attorney-in-fact. If you sign, date and return the proxy card, but give no voting instructions, your shares will be voted in favor of approval of whichever of the following applies to your Acquired Fund: the Agreement and Plan of Reorganization and Termination dated as of November 30, 1995 involving Premium Account Fund or the Agreement and Plan of Reorganization and Dissolution dated as of November 30, 1995 involving Cash Reserve Fund (each a "Reorganization Plan"), attached to this Proxy Statement as Appendices A and B, respectively. Under each Reorganization Plan, PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"), a series of PaineWebber RMA Money Fund, Inc. ("PW Corporation"), would acquire the assets of an Acquired Fund in exchange solely for shares of common stock in Money Market Portfolio and the assumption by Money Market Portfolio of that Acquired Fund's liabilities; those shares then would be distributed to that Acquired Fund's shareholders. (Each of these transactions is referred to herein as a "Reorganization.") After completion of a Reorganization, the participating Acquired Fund will be terminated (in the case of Premium Account Fund) or dissolved (in the case of Cash Reserve Fund).

     In addition, if you sign, date and return the proxy card, but give no voting instructions, the duly appointed proxies may vote your shares, in their discretion, upon such other matters as may come before the Meeting. The proxy card may be revoked by giving another proxy or by letter or telegram revoking the initial proxy. To be effective, such revocation must be received by the applicable Acquired Fund prior to the Meeting and must indicate your name and account number. In addition, if you attend the Meeting in person you may, if you wish, vote by ballot at the Meeting, thereby canceling any proxy previously given.

     As of the record date, December 28, 1995 ("Record Date"), Premium Account Fund had _____________ shares of beneficial interest outstanding and Cash Reserve Fund had _____________ shares of common stock outstanding. The solicitation of proxies, the cost of which will be borne by Money Market Portfolio, Premium Account Fund and Cash Reserve Fund (each a "Fund" and collectively, the "Funds") in proportion to their respective net assets, will be made primarily by mail but also may include telephone or oral communications by representatives of Mitchell Hutchins Asset Management Inc. ("Mitchell Hutchins"), who will not receive any compensation therefor from the Funds, or by Shareholder Communications Corporation, professional proxy solicitors retained by the Acquired Funds, who will be paid fees and expenses of up to approximately $12,500 for soliciting services. Management does not know of any single shareholder or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934) who owns beneficially 5% or more of the shares of any Fund as of the Record Date. Directors and officers of PW Corporation own in the aggregate less than 1% of the shares of Money Market Portfolio.

     Summarized below are the proposals the shareholders of each Acquired Fund are being asked to consider:


            Fund                                Proposal
            ----                                --------

     Premium Account Fund           To approve a Reorganization Plan.

     Cash Reserve Fund              To approve a Reorganization Plan.

     For voting purposes, the shareholders of each Acquired Fund will vote only on the Reorganization Plan applicable to it. Approval of a Reorganization Plan and consummation of the transactions contemplated thereby for one Acquired Fund do not depend on the approval of the other Reorganization Plan by the other Acquired Fund's shareholders and consummation of the transactions contemplated thereby.

     With respect to Premium Account Fund, approval of the Reorganization Plan requires the affirmative vote of a "majority of the outstanding voting securities" thereof. As defined in the Investment Company Act of 1940 ("1940 Act"), "majority of the outstanding voting securities" means the lesser of (1) 67% of Premium Account Fund's shares present at a meeting of shareholders if the owners of more than 50% of that Acquired Fund's shares then outstanding are present in person or by proxy, or (2) more than 50% of that Acquired Fund's outstanding shares. Under Maryland law and Cash Reserve Fund's Articles of Incorporation, the affirmative vote of a majority of its outstanding shares entitled to vote at the Meeting is required to approve the Reorganization Plan. Each outstanding full share of each Acquired Fund is entitled to one vote, and each outstanding fractional share of each Acquired Fund is entitled to a proportionate fractional share of one vote. If a Reorganization Plan is not expected to be approved by the requisite vote of the shareholders of the involved Acquired Fund, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies.


                                   SYNOPSIS

     The following is a summary of certain information contained elsewhere in this Proxy Statement, the Prospectuses of the Funds, which are incorporated herein by reference, and the Reorganization Plans. Shareholders should read this Proxy Statement and the Prospectus of Money Market Portfolio carefully. As discussed more fully below, Premium Account Fund's board of trustees and Cash Reserve Fund's board of directors believe that the Reorganizations will benefit their respective Acquired Funds' shareholders. Money Market Portfolio has an investment objective similar to the investment objective of each Acquired Fund, although its investment strategy may differ from the Acquired Funds' investment strategies in some respects. Each Fund is a money market fund that seeks to maintain a stable net asset value of $1.00 per share. It is anticipated that, following the Reorganizations, the Acquired Funds' shareholders will, as shareholders of Money Market Portfolio, be subject to lower total operating expenses as a percentage of net assets than have historically been experienced by the Acquired Funds.


The Reorganizations

     Premium Account Fund's board of trustees and Cash Reserve Fund's board of directors each has approved a Reorganization Plan with respect to its Acquired Fund at a meeting held on July 20, 1995. Each Reorganization Plan provides for the acquisition by Money Market Portfolio of the assets of an Acquired Fund in exchange solely for Money Market Portfolio shares and the assumption by Money Market Portfolio of the liabilities of the Acquired Fund. Each Acquired Fund then will distribute the Money Market Portfolio shares to its shareholders so that each shareholder will receive the number of full and fractional shares of Money Market Portfolio that is equal in value to such shareholder's holdings in the Acquired Fund as of the Closing Date (defined below). Premium Account Fund then will be terminated, and Cash Reserve Fund then will be dissolved, as soon as practicable thereafter.

     The exchange of each Acquired Fund's assets for Money Market Portfolio shares and its assumption of each Acquired Fund's liabilities will occur at or as of 12:00 noon, Eastern time, on February 20, 1996, or such later date as the conditions to any such closing are satisfied ("Closing Date").

     Each Fund currently offers a single class of shares. Money Market Portfolio shares are offered primarily to clients of PaineWebber Incorporated ("PaineWebber") and its correspondent firms who are participants in the Resource Management Account ("RMA") or Business Services Account ("BSA") programs. Shareholders of an Acquired Fund who receive shares of Money Market Portfolio in a Reorganization may be eligible to become participants in the RMA or BSA programs but will not become participants in such programs automatically. Among the features of the RMA and BSA programs is a daily sweep of uninvested cash in amounts of $1.00 or more into a designated money market fund. Acquired Fund shareholders who receive shares of Money Market Portfolio in the Reorganization but who do not choose to participate in the RMA or BSA programs will have uninvested cash of $5,000 or more swept into the Money Market Portfolio on a daily basis, with amounts below $5,000 swept weekly. The RMA and BSA programs include a full array of premier account services, such as checkwriting, a Gold or Business Card MasterCard and toll-free telephone access to a customer service center. The features of the RMA and BSA programs are summarized in Money Market Portfolio's Statement of Additional Information.

     For the reasons set forth below under "The Proposed Transactions -- Reasons for the Reorganizations," Premium Account Fund's board of trustees and Cash Reserve Fund's board of directors, including the trustees or directors who are not "interested persons," as that term is defined in the 1940 Act, of Premium Account Fund or Cash Reserve Fund, as applicable ("Independent Persons"), have determined, in each instance, that the Reorganization is in the best interests of the participating Acquired Fund, that the terms of the Reorganization are fair and reasonable and that the interests of such Acquired Fund's shareholders will not be diluted as a result of the Reorganization. Accordingly, Premium Account Fund's board of trustees and Cash Reserve Fund's board of directors recommend approval of their respective Reorganizations. In addition, PW Corporation's board of directors, including its Independent Persons, has determined that the Reorganizations are in the best interests of Money Market Portfolio, that the terms of the Reorganizations are fair and reasonable and that the interests of Money Market Portfolio shareholders will not be diluted as a result of the Reorganizations.

                            COMPARATIVE FEE TABLES

Reorganization of Premium Account Fund into Money Market Portfolio

     Certain fees and expenses that Premium Account Fund's shareholders pay, directly or indirectly, are different from those incurred by Money Market Portfolio's shareholders. As distributor of Premium Account Fund's shares, PaineWebber is paid a 12b-1 service fee at the annual rate of 0.12% of Premium Account Fund's average daily net assets. Money Market Portfolio does not pay a 12b-1 service fee. Both Funds pay PaineWebber an annual investment advisory and administration fee, computed daily and paid monthly, at a rate of 0.50% of average daily net assets. With respect to both Funds, PaineWebber (not the Funds) pays Mitchell Hutchins a fee for its sub- advisory and sub-administration services ("sub-advisory fee") at an annual rate of 20% of the fee received by PaineWebber for investment advisory and administration services. Following the Reorganization, PaineWebber will continue to pay Mitchell Hutchins a sub-advisory fee at the same annual rate. Money Market Portfolio pays PaineWebber an annual fee of $4.00 per active fund account, plus certain out-of-pocket expenses, for certain services not performed by the Fund's transfer agent. Premium Account Fund does not pay this fee.

     The following tables show (1) transaction expenses currently incurred by shareholders of Premium Account Fund and Money Market Portfolio and transaction expenses those shareholders will incur after giving effect to the Reorganization and (2) the current fees and expenses incurred for the twelve months ended June 30, 1995 (unaudited) by Premium Account Fund and for the fiscal year ended June 30, 1995 by Money Market Portfolio and pro forma fees for Money Market Portfolio after giving effect to the Reorganization.

Shareholder Transaction Expenses

                            Premium Account  Money Market
                            Fund             Portfolio      Combined Fund
                            ---------------  ------------   -------------
Sales charge on purchases
of shares                        None             None           None

Sales charge on reinvested
dividends                        None             None           None

Redemption fee or deferred
sales charge                     None             None           None

Annual Fund Operating Expenses
(as a percentage of average net assets)

                            Premium Account  Money Market   Combined Fund
                            Fund             Portfolio      (Pro Forma)
                            ---------------  ------------   -------------

Management Fees                   0.50%          0.50%          0.50%


12b-1 Expenses                    0.12%          None           None

Other Expenses                    0.08%          0.09%          0.09%

                                  ----           ----           ----

Total Fund Operating
    Expenses                      0.70%(1)       0.59%          0.59%

(1) Premium Account Fund's ratio of Total Fund Operating Expenses as a percentage of average net assets was 0.70% for the fiscal year ended March 31, 1995.

Example of Effect of Fund Expenses

     The following illustrates the expenses on a $1,000 investment under the fees and expenses stated in the table above, assuming a 5% annual return.

                         1 year    3 years  5 years  10 years
                         ------    -------  -------  --------
Premium Account Fund        $7        $22     $39      $87

Money Market Portfolio      $6        $19     $33      $74

Combined Fund               $6        $19     $33      $74


     This Example assumes that all dividends are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the Securities and Exchange Commission ("SEC") applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of either Fund's shares.

     This Example should not be considered a representation of past or future expenses, and a Fund's actual expenses may be more or less than those shown.
The actual expenses of each Fund will depend upon, among other things, the level of its average net assets and the extent to which it incurs variable expenses, such as transfer agency costs.

Reorganization of Cash Reserve Fund into Money Market Portfolio

     Certain fees and expenses that Cash Reserve Fund's shareholders pay, directly or indirectly, are different from those incurred by Money Market Portfolio's shareholders. PaineWebber, the investment adviser and administrator of each Fund, is currently paid (1) by Cash Reserve Fund, an annual investment advisory and administration fee at an annual rate based upon a sliding scale related to average daily net assets, which was 0.49% of Cash Reserve Fund's average daily net assets for the twelve-month period ended June 30, 1995, and
(2) by Money Market Portfolio, an annual investment advisory and administration fee, computed daily and paid monthly, at a rate of 0.50% of average daily net assets. In addition, as distributor of Cash Reserve Fund's shares, PaineWebber is paid a 12b-1 service fee at the annual rate of 0.12% of Cash Reserve Fund's average daily net assets. Money Market Portfolio does not pay a 12b-1 service fee. With respect to both Funds, PaineWebber (not the Funds) pays Mitchell Hutchins a sub-advisory fee at an annual rate of 20% of the fee received by PaineWebber for investment advisory and administration services. Following the Reorganization, PaineWebber will continue to pay Mitchell Hutchins a sub-advisory fee at the same annual rate. Money Market Portfolio pays PaineWebber an annual fee of $4.00 per active fund account, plus certain out-of-pocket expenses, for certain services not performed by the Fund's transfer agent. Cash Reserve Fund does not pay this fee.

     The following tables show (1) transaction expenses currently incurred by shareholders of Cash Reserve Fund and Money Market Portfolio and transaction expenses those shareholders will incur after giving effect to the Reorganization and (2) the current fees and expenses incurred for the twelve months ended June 30, 1995 (unaudited) by Cash Reserve Fund and for the fiscal year ended June 30, 1995 by Money Market Portfolio and pro forma fees for Money Market Portfolio after giving effect to the Reorganization.

Shareholder Transaction Expenses


                            Cash Reserve     Money Market
                            Fund             Portfolio      Combined Fund
                            ---------------  ------------   -------------
Sales charge on purchases
of shares                        None             None           None

Sales charge on reinvested
dividends                        None             None           None

Redemption fee or deferred
sales charge                     None             None           None


Annual Fund Operating Expenses
(as a percentage of average net assets)

                            Cash Reserve     Money Market   Combined Fund
                            Fund             Portfolio      (Pro Forma)
                            ---------------  ------------   -------------

Management Fees                0.49%(1)          0.50%          0.50%

12b-1 Expenses                 0.12%             None           None

Other Expenses                 0.15%             0.09%          0.09%

                               ----              ----           ----
Total Fund Operating

   Expenses                    0.76%(2)          0.59%          0.59%


(1) The management fee for Cash Reserve Fund has breakpoints based upon the Fund's net assets, as follows:

    0.50%   of average daily net assets up to $750 million
    0.475%  of average daily net assets more than $750 million up to $1 billion
    0.45%   of average daily net assets more than $1 billion up to $1.25 billion
    0.425%  of average daily net assets more than $1.25 billion up to $1.5 billion
    0.40%   of average daily net assets more than $1.5 billion

(2) Cash Reserve Fund's ratio of Total Fund Operating Expenses as a percentage of average net assets was 0.74% for the fiscal year ended July 31, 1995.

Example of Effect of Fund Expenses

     The following illustrates the expenses on a $1,000 investment under the fees and expenses stated in the table above, assuming a 5% annual return.

                         1 year    3 years  5 years  10 years
                         ------    -------  -------  --------
Cash Reserve Fund          $8        $24      $42       $94

Money Market Portfolio     $6        $19      $33       $74

Combined Fund              $6        $19      $33       $74

     This Example assumes that all dividends are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5% annual return are required by regulations of the SEC applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of either Fund's shares.

     This Example should not be considered a representation of past or future expenses, and a Fund's actual expenses may be more or less than those shown.
The actual expenses of each Fund will depend upon, among other things, the level of its average net assets and the extent to which it incurs variable expenses, such as transfer agency costs.

Reorganizations of Premium Account Fund and Cash Reserve Fund into Money Market Portfolio

     The following table shows the current fees and expenses incurred for the twelve months ended June 30, 1995 (unaudited) by each Acquired Fund and for the fiscal year ended June 30, 1995 by Money Market Portfolio and pro forma fees and expenses for Money Market Portfolio after giving effect to the Reorganizations.

Annual Fund Operating Expenses
(as a percentage of average net assets)


                      Premium        Cash       Money       Combined
                      Account       Reserve     Market        Fund
                       Fund          Fund      Portfolio   (Pro Forma)
                       ----          ----      ---------   -----------

Management Fees        0.50%        0.49%(2)     0.50%        0.50%

12b-1 Expenses         0.12%        0.12%        None         None

Other Expenses         0.08%        0.15%        0.09%        0.08%

                       ----         ----         ----         ----
Total Fund
Operating Expenses     0.70%(1)     0.76%(3)     0.59%        0.58%

(1) Premium Account Fund's ratio of Total Fund Operating Expenses as a percentage of average net assets was 0.70% for the fiscal year ended March 31, 1995.

(2) The management fee for Cash Reserve Fund has breakpoints based upon the Fund's total assets, as follows:

    0.50%   of average daily net assets up to $750 million
    0.475%  of average daily net assets more than $750 million up to $1 billion
    0.45%   of average daily net assets more than $1 billion up to $1.25 billion
    0.425%  of average daily net assets more than $1.25 billion up to $1.5 billion
    0.40%   of average daily net assets more than $1.5 billion

(3) Cash Reserve Fund's ratio of Total Fund Operating Expenses as a percentage of average net assets was 0.74% for the fiscal year ended July 31, 1995.

Example of Effect of Fund Expenses

     The following illustrates the expenses on a $1,000 investment under the fees and expenses stated in the table above, assuming a 5% annual return.

                         1 year    3 years  5 years  10 years
                         ------    -------  -------  --------
Premium Account Fund       $7        $22      $39       $87

Cash Reserve Fund          $8        $24      $42       $94

Money Market Portfolio     $6        $19      $33       $74

Combined Fund              $6        $19      $32       $73


     This Example assumes that all dividends are reinvested and that the percentage amounts listed under Annual Fund Operating Expenses remain the same in the years shown. The above tables and the assumption in this Example of a 5%

annual return are required by regulations of the SEC applicable to all mutual funds; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's shares.

     This Example should not be considered a representation of past or future expenses, and a Fund's actual expenses may be more or less than those shown.
The actual expenses of each Fund will depend upon, among other things, the level of its average net assets and the extent to which it incurs variable expenses, such as transfer agency costs.


Forms of Organization

     Cash Reserve Fund and PW Corporation are each organized as a Maryland corporation. Cash Reserve Fund commenced operations on August 28, 1979. It is authorized to issue five billion shares of common stock of par value $.01 per share. Share certificates are issued by Cash Reserve Fund only upon written request of the shareholder. Money Market Portfolio commenced operations on October 4, 1982. It is authorized to issue 30 billion shares of common stock of par value $.001 per share. It does not currently issue share certificates. Neither Cash Reserve Fund nor PW Corporation is required to hold annual meetings (and neither does).

     Premium Account Fund is organized as a Massachusetts business trust pursuant to a Declaration of Trust dated January 13, 1982. The Fund's Declaration of Trust authorizes its trustees to issue an unlimited number of shares of beneficial interest. The Fund does not currently issue share certificates. It is not required to (and does not) hold annual shareholder meetings.

     Shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for its obligations. However, the Declaration of Trust of Premium Account Fund expressly disclaims, and provides indemnification against, such liability. Accordingly, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which Premium Account Fund itself would be unable to meet its obligations, a possibility that Mitchell Hutchins believes is remote and, thus, does not pose a material risk.


Investment Objectives and Policies

     The investment objectives and policies of each Fund are set forth below. There can be no assurance that any Fund will achieve its investment objective. An investment in a Fund is neither insured nor guaranteed by the

U.S. government. While each Fund seeks to maintain a stable net asset value of $1.00 per share, there can be no assurance that it will be able to do so.

     Money Market Portfolio. The investment objective of Money Market Portfolio is to provide maximum current income consistent with liquidity and conservation of capital. The Fund invests in high-grade money market instruments with remaining maturities of 13 months or less. These instruments include U.S. government securities, obligations of U.S. banks, commercial paper and other short-term corporate obligations, corporate bonds and notes, variable- and floating-rate securities, and participation interests or repurchase agreements involving any of the foregoing securities. Participation interests are pro rata interests in securities held by others.

     The U.S. government securities in which the Fund may invest include direct obligations of the U.S. Treasury (such as Treasury bills, notes and bonds) and obligations issued or guaranteed by U.S. government agencies and instrumentalities, including securities that are supported by the full faith and credit of the United States (such as Government National Mortgage Association ("GNMA") certificates), securities supported primarily or solely by the creditworthiness of the issuer (such as securities of the Resolution Funding Corporation and the Tennessee Valley Authority) and securities that are supported primarily or solely by specific pools of assets and the creditworthiness of a U.S. government-related issuer (such as mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA")).

     The Fund may invest in obligations (including certificates of deposit ("CDs"), bankers' acceptances and similar obligations) of U.S. banks, including foreign branches of domestic banks and domestic branches of foreign banks, having total assets in excess of $1.5 billion at the time of purchase. The Fund may also invest in interest- bearing savings deposits in U.S. commercial and savings banks having total assets of $1.5 billion or less, provided that the principal amounts at each such bank are fully insured by the Federal Deposit Insurance Corporation ("FDIC") and the aggregate amount of such deposits (plus interest earned) does not exceed 5% of the value of the Fund's assets.

     The commercial paper and other short-term corporate obligations purchased by the Fund consist only of obligations that Mitchell Hutchins determines, pursuant to procedures adopted by PW Corporation's board of directors, present minimal credit risks and are either (1) rated in the highest short-term rating category by at least two nationally recognized statistical rating organizations ("NRSROs"), such as Standard & Poor's ("S&P") or Moody's Investors Service, Inc. ("Moody's"), (2) rated in the highest short-term rating category by a single NRSRO if only that NRSRO has assigned the obligations a short-term rating or (3) unrated, but determined by Mitchell Hutchins to be of comparable quality ("First Tier Securities"). The Fund generally may invest no more than 5% of its total assets in the securities of a single issuer (other than securities issued by the U.S. government, its agencies or instrumentalities).

     Cash Reserve Fund. Cash Reserve Fund seeks to maximize current income to the extent consistent with the preservation of capital and the maintenance of liquidity. To achieve its goal, the Fund invests in debt obligations (whether or not subject to repurchase agreements) consisting exclusively of the following short-term money market instruments: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, corporate obligations (including bonds, debentures and notes), CDs, time deposits ("TDs"), bankers' acceptances and other short-term obligations issued by domestic banks, foreign branches of domestic banks and savings and loan and similar associations, repurchase agreements and high-grade commercial paper. In addition, the Fund may invest in obligations of foreign banks and institutions that have the equivalent credit ratings of domestic issues, including Yankee and foreign bank bankers' acceptances and commercial paper. All portfolio securities are purchased with and payable in U.S. dollars.

     Securities issued or guaranteed as to principal and interest by the U.S. government include a variety of Treasury securities, which differ in their interest rates, maturities and times of issuance: Treasury bills have initial maturities of one year or less; Treasury notes have initial maturities of one to ten years; and Treasury bonds generally have initial maturities of greater than ten years. Some obligations issued or guaranteed by agencies or instrumentalities of the U.S. government, such as those issued by GNMA, are supported by the full faith and credit of the Treasury; others, such as those issued by the Federal Home Loan Banks, by the right of the issuer to borrow from the Treasury; others, such as those issued by FNMA, by discretionary authority of the U.S. government to purchase certain obligations of the issuer; and others, such as those issued by the Student Loan Marketing Association, only by the credit of the issuer.

     CDs are certificates representing the obligation of a bank to repay funds deposited with it for a specified period of time. TDs are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. The Fund does not purchase TDs maturing in more than seven days. Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer; the instrument reflects the obligation both of the bank and of the drawer to pay the face amount of the instrument upon maturity. Other short-term bank obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates. Investments by the Fund in CDs, TDs and bankers' acceptances are limited to banks and savings and loan and similar associations having total assets in excess of $1 billion.

     Commercial paper purchased by the Fund consists only of direct obligations issued by domestic and foreign entities. The other corporate obligations in which the Fund may invest consist of high quality, U.S. dollar-denominated short-term bonds and notes issued by domestic and foreign corporations.

     The Fund may enter into repurchase agreements. Under a repurchase agreement, the Fund acquires an underlying debt instrument for a relatively short period (usually not more than one week) subject to an obligation of the seller to repurchase and the Fund to resell the instrument at a fixed price and time, thereby determining the yield during the Fund's holding period. The Fund may enter into repurchase agreements only with domestic banks or selected dealers or foreign banks and dealers with respect to securities of the type in which it invests. Repurchase agreements maturing in more than seven days will not exceed 10% of the value of the Fund's net assets.

     Premium Account Fund. The investment objective of Premium Account Fund is to seek high current income, preservation of capital and liquidity through investments in short-term money market instruments. The Fund seeks to achieve its objective by investing in the following money market instruments:

     U.S. Government Securities. Obligations issued or guaranteed as to principal and interest by the U.S. government or its agencies (such as the

Export-Import Bank of the United States, Federal Housing Administration and
GNMA) or its instrumentalities (such as the Federal Home Loan Bank, Federal Intermediate Credit Banks, Federal Land Bank and FNMA). Except for U.S. Treasury securities, these obligations may or may not be backed by the "full faith and credit" of the United States. In the case of securities not backed by the full faith and credit of the United States, the Fund must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, and may not be able to assert a claim against the United States itself in the event the agency or instrumentality does not meet its commitments.

     Bank Obligations. Obligations (including TDs, CDs and bankers' acceptances) of domestic banks subject to regulation by the U.S. government and having total assets of $1 billion or more, and repurchase agreements secured by such obligations, including obligations of foreign branches of domestic banks. Fixed TDs, unlike negotiable CDs, generally do not have a market and may be subject to penalties for early withdrawal of funds. However, it is the present policy of the Fund not to invest in fixed TDs with a duration of over seven calendar days. The Fund also will not invest in TDs with a duration of from two business to seven calendar days if more than 10% of its assets would be invested in such deposits.

     Obligations of Savings Institutions. CDs of savings banks and savings and loan associations having total assets of $1 billion or more.

     Fully Insured Certificates of Deposit. CDs of domestic banks and savings institutions having total assets of less than $1 billion, if the principal amount of the obligation is insured by the FDIC, limited to $100,000 principal amount per certificate per bank and to 5% of the Fund's total assets in all such obligations.

     Commercial Paper. Commercial paper rated the highest grade by either S&P or Moody's, or, if not rated, issued by a company having an outstanding debt issue rated at least AA by S&P or Aa by Moody's.

     Corporate Obligations. Corporate obligations, including bonds, debentures and notes, rated at least AA by S&P or Aa by Moody's, with remaining maturities of 397 days or less.

     Obligations of Foreign Banks and Institutions. Obligations of foreign banks and institutions that have the equivalent credit ratings of domestic issues, including but not limited to, Yankee and foreign bank bankers' acceptances and commercial paper.

     Variable Amount Master Demand Notes. Variable amount master demand notes issued by domestic corporations that, at the date of investment, either (a) have an outstanding senior long-term debt issue rated at least Aa by Moody's or AA by S&P or (b) do not have rated long-term debt outstanding but have commercial paper rated Prime-1 by Moody's or A-1 by S&P. Variable amount master demand notes are obligations that permit the investment by the Fund of fluctuating amounts as determined by the Fund at varying rates of interest pursuant to direct arrangements between the Fund and the issuing corporation. Although callable on demand by the Fund, these obligations are not marketable to third parties.

     Repurchase Agreements. The Fund may invest without limit in any of the above securities subject to repurchase agreements with major dealers in U.S. government securities, member banks of the Federal Reserve System and foreign banks and dealers that are primary dealers, selected by Mitchell Hutchins in accordance with procedures approved by the Trustees.

     Asset-Backed Securities. The Fund may invest in high quality asset-backed securities, including interests in pools of assets such as motor vehicle installment purchase obligations and credit card receivables.


Additional Investment Techniques and Investment Restrictions

     Money Market Portfolio. The Fund may also acquire securities issued or guaranteed as to principal and interest by the U.S. government in the form of custodial receipts that evidence ownership of future interest payments, principal payments or both on certain U.S. Treasury notes or bonds. Such notes and bonds are held in custody by a bank on behalf of the owners of such notes or bonds. The Fund may also invest in separately traded principal and interest components of securities issued or guaranteed by the U.S. Treasury ("STRIPS"). The principal and interest components of STRIPS are individually numbered and separately issued by the U.S. Treasury, and these components are traded separately. The Fund may purchase variable- and floating-rate securities with remaining maturities in excess of 13 months issued by U.S. government agencies or instrumentalities or guaranteed by the U.S. government or, if subject to a demand feature exercisable within 13 months or less, issued by U.S. companies. The yield on these securities is adjusted in relation to changes in specific rates, such as the prime rate, and different securities may have different adjustment rates. Certain of these obligations carry a demand feature that gives the Fund the right to tender them to the issuer or a remarketing agent and receive the principal amount of the security prior to maturity. Securities purchased by the Fund may include variable amount master demand notes. These notes are payable on demand and are typically unrated.

     The ratings of NRSROs represent their opinions as to the quality of the obligations they undertake to rate. Ratings, however, are general and are not absolute standards of quality. Subsequent to its purchase by the Fund, an issue may cease to be rated or its rating may be reduced. In the event that a security in the Fund's portfolio ceases to be a "First Tier Security," or Mitchell Hutchins becomes aware that a security has received a rating below the second highest rating by any NRSRO, Mitchell Hutchins will consider whether the Fund should continue to hold the obligation.

     The Fund may enter into repurchase agreements with U.S. banks and dealers with respect to any security in which the Fund is authorized to invest. Repurchase agreements carry certain risks not associated with direct investments in securities, including possible decline in the market value of the underlying securities and delays and costs to the Fund if the other party becomes insolvent. The Fund intends to enter into repurchase agreements only with banks and dealers in transactions believed by Mitchell Hutchins to present minimal credit risks in accordance with guidelines established by PW Corporation's board of directors.

     The Fund may enter into reverse repurchase agreements with banks and dealers up to an aggregate value of not more than 5% of the Fund's assets. Such agreements involve the sale of securities by the Fund subject to its agreement to repurchase the securities at an agreed-upon date and price reflecting a market rate of interest. Such agreements are considered to be borrowings by the Fund and may be entered into only for temporary or emergency purposes. While a reverse repurchase agreement is outstanding, the Fund's custodian segregates assets to cover the Fund's obligations.

     The Fund will not invest more than 10% of its net assets in illiquid securities The term "illiquid securities" for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities.

     The Fund may invest in obligations of domestic branches of foreign banks and foreign branches of domestic banks. Such investments may involve risks that are different from investments in obligations of domestic branches of domestic banks. These risks may include unfavorable political and economic developments, withholding taxes, seizure of foreign deposits, currency controls, interest limitations or other governmental restrictions that might affect the payment of principal or interest on the securities held by the Fund.

     The Fund may invest in variable- and floating-rate securities with demand features. A demand feature gives the Fund the right to sell the securities back to a specified party, usually a remarketing agent, on a specified date, at a price equal to their par value. A demand feature is often backed by a letter of credit or guarantee from a bank. The ability of a bank to fulfill its obligations under a letter of credit or guarantee might be affected by possible financial difficulties of its borrowers, adverse interest rate or economic conditions, regulatory limitations or other factors.

     The Fund may not (1) borrow money, except from banks for temporary purposes and except for reverse repurchase agreements if otherwise permitted and then in an aggregate amount not in excess of 10% of the total asset value of the Fund;
(2) mortgage, pledge or hypothecate any assets except in connection with any such borrowing and in such case the aggregate amount may not be in excess of the lesser of the dollar amounts borrowed or 5% of the value of the Fund's assets;
(3) make loans, except that the Fund may purchase or hold debt instruments, including repurchase agreements, in accordance with its investment policies and restrictions; (4) purchase or sell real estate, except that the Fund may purchase commercial paper issued by companies, including real estate investment trusts, which invest in real estate or interests therein; (5) purchase securities on margin, make short sales of securities or maintain a short position; (6) act as underwriter of securities; (7) purchase or sell commodities or commodity contracts, or invest in oil, gas or mineral exploration or development programs; (8) acquiring voting securities of any issuer or acquire securities of other investment companies, except in connection with a merger, consolidation or acquisition; (9) purchase securities of any one issuer, other than the U.S. government and its agencies and instrumentalities, if immediately after such purchase more than 5% of the Fund's total asset value would be invested in such issuer, except that up to 25% of the Fund's total asset value may be invested without regard to such 5% limitation; or (10) purchase securities if immediately after such purchase more than 25% of the Fund's total asset value would be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided that there is no limitation with respect to investments in U.S. Treasury bills, other obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, certificates of deposit and bankers' acceptances of domestic branches of U.S. banks.

     Cash Reserve Fund. The Fund may from time to time lend securities from its portfolio to brokers, dealers and financial institutions and receive collateral consisting of cash or securities issued or guaranteed by the U.S. government, which collateral will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. Such loans may not exceed 20% of the value of the Fund's total assets.

     The Fund may (1) borrow money, but only from banks for the purpose of meeting redemption requests that might otherwise require the untimely disposition of securities, in an amount up to 10% of the value of its total assets (including the borrowed amount), valued at the lesser of cost or market, less liabilities (not including the borrowed amount); (2) pledge its assets, but only in an amount up to 10% of the value of its total assets, to secure borrowings for temporary or emergency purposes; (3) lend its portfolio securities up to 20% of the value of its total assets; and

(4) invest up to 25% of its total assets in the securities of issuers in any one industry, provided that there is no such limitation on investments in obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, CDs and bankers' acceptances.

     The Fund will not invest more than 5% of its total assets in the securities (including securities collateralizing a repurchase agreement) of, or subject to puts issued by, a single issuer, except that (1) the Fund may invest more than 5% of its total assets in a single issuer for a period of up to three business days in certain limited circumstances, (2) the Fund may invest in obligations issued or guaranteed by the U.S. government without any such limitation, and (3) the limitation with respect to puts does not apply to unconditional puts if not more than 10% of the Fund's total assets is invested in securities issued or guaranteed by the issuer of the unconditional put. The Fund invests only in securities determined in accordance with procedures determined by its board of directors to present minimal credit risks and which are rated in one of the two highest rating categories for debt obligations by at least two NRSROs or, if unrated, are of comparable quality. Investments not rated in the highest category by at least two NRSROs (or by one NRSRO if the instrument was rated by only one NRSRO) and unrated securities not determined by the Fund's board of directors to be comparable to those rated in the highest category, will be limited to 5% of the Fund's total assets, with the investment in any one such issuer being limited to no more than the greater of 1% of the Fund's total assets or $1,000,000.

     Premium Account Fund.  The Fund may invest in asset-backed and receivable-

backed securities. Several types of such securities have been offered to investors, including "Certificates for Automobile Receivables" ("CARs") and interests in pools of credit card receivables. CARs represent undivided fractional interests in a trust, the assets of which consist of a pool of motor vehicle retail installment sales contracts and security interests in the vehicles securing the contracts. Payments of principal and interest on CARs are passed through monthly to certificate holders and are guaranteed up to certain amounts and for a certain time period by a letter of credit issued by a financial institution unaffiliated with the trustee or originator of the trust. An investor's return on CARs may be affected by early prepayment of principal on the underlying vehicle sales contracts. If the letter of credit is exhausted, the Fund may be prevented from realizing the full amount due on a sales contract because of state law requirements and restrictions relating to foreclosure sales of vehicles and the availability of deficiency judgments following such sales, because of depreciation, damage or loss of a vehicle, because of the application of federal and state bankruptcy and insolvency laws or other factors. As a result, certificate holders may experience delays in payment if the letter of credit is exhausted. Consistent with the Fund's investment objective and policies and, subject to the review and approval of its trustees, it also may invest in other types of asset-backed and receivable-backed securities.

     Premium Account Fund may not:

     (1) Purchase any common stocks or other equity securities;

     (2) Borrow money, except from banks for temporary or emergency purposes, including the meeting of redemption requests that might otherwise require the untimely disposition of securities. Borrowing in the aggregate may not exceed 20%, and borrowing for purposes other than meeting redemptions may not exceed 5%, of the value of the Fund's total assets (including the amount borrowed), less liabilities (not including the amount borrowed) at the time the borrowing is made. Investment securities will not be purchased while borrowings are outstanding;

     (3) Make loans to others, except through the purchase of debt obligations, loans of portfolio securities and through repurchase agreements, provided that the Fund will not enter into repurchase agreements of more than one week duration if, together with illiquid securities and other securities for which there are not readily available market quotations, more than 10% of its assets would be so invested. Loans of portfolio securities will not exceed 10% of the value of the Fund's total assets;

     (4) Invest more than 15% of its assets in the securities of any one bank or purchase any securities (other than obligations or securities of (a) domestic banks and savings institutions subject to regulation of the U.S. government or
(b) the U.S. government, its agencies or instrumentalities) if, immediately after such purchase, more than 5% of the value of the Fund's total assets would be invested in securities of any one issuer or more than 10% of the outstanding securities of one issuer would be owned by the Fund. Notwithstanding the foregoing, to the extent required by the rules of the SEC, the Fund will not invest more than 5% of its assets in the obligations of any one bank; or

     (5) Purchase any securities, other than obligations or securities of (a) domestic banks and savings institutions subject to regulation of the U.S. government or (b) the U.S. government, its agencies or instrumentalities, if immediately after such purchase more than 25% of the value of the Fund's total assets would be invested in the securities of issuers in the same industry.

Operations of Money Market Portfolio Following the Reorganizations

     As noted above, there are differences in the Funds' investment policies. It is not expected, however, that Money Market Portfolio will revise its investment policies following the Reorganizations to reflect those of either Acquired Fund. Since the Acquired Funds are permitted to invest in securities having characteristics different from those permitted for Money Market Portfolio, certain of the securities currently held in the Acquired Funds' portfolios may need to be sold, rather than transferred to Money Market Portfolio. If the Reorganizations are approved, the Acquired Funds will sell any assets that are inconsistent with the investment policies of Money Market Portfolio prior to the effective time of the Reorganizations, and the proceeds thereof will be held in temporary investments or reinvested in assets that qualify to be held by Money Market Portfolio. The necessity for the Acquired Funds to dispose of assets prior to the effective time of the Reorganizations may result in selling securities at a disadvantageous time and could result in the Acquired Funds' realizing losses that would not otherwise have been realized.

Purchases and Redemptions

     Shares of each Fund are available through PaineWebber and its correspondent firms. There is no minimum initial investment in Money Market Portfolio; shares of the Fund are offered primarily to clients of PaineWebber and its correspondent firms who are participants in the RMA or BSA programs. There is no minimum initial investment in Premium Account Fund; shares of the Fund are offered exclusively to existing shareholders of the Fund through their PaineWebber brokerage accounts. Shares of Cash Reserve Fund are offered exclusively to existing shareholders of the Fund through their PaineWebber brokerage accounts. If a Cash Reserve Fund shareholder has a brokerage account with PaineWebber, credit balances in such account are swept automatically into shares of the Fund. Cash Reserve Fund shares may be purchased in conjunction with an individual retirement account or a qualified retirement plan, with an initial investment of $250.

     Shares of each Fund may be redeemed at their net asset value per share next determined after a redemption request is properly received. Within three Business Days after receipt of the request, redemption proceeds will be credited to the shareholder's account or sent to the shareholder. A "Business Day" is any day on which the offices of the applicable Fund's custodian, and the New York offices of PaineWebber and PaineWebber's bank, are all open for business. Clients of PaineWebber or its correspondent firms may redeem shares from a Fund account by wire, telephone or mail.

     If a Reorganization is approved with respect to an Acquired Fund, its shares will cease to be offered on February 16, 1996, so that its shares will no longer be available for purchase or exchange thereafter. If the Meeting with respect to an Acquired Fund is adjourned and the Reorganization Plan involving it is approved on a later date, its shares will no longer be available for purchase or exchange on the Business Day following the date on which the Reorganization Plan is approved and all contingencies have been met.
Redemptions of an Acquired Fund's shares and exchanges of those shares for shares of any other PaineWebber/Kidder, Peabody mutual fund that is eligible for exchange may be effected until the Closing Date.

Exchanges

     The exchange policies of the Funds differ. Shares of Money Market Portfolio are not exchangeable for shares of any other fund, while shares of each Acquired Fund may be exchanged for shares of other PaineWebber/Kidder, Peabody mutual funds. After the Reorganizations, shares of Money Market Portfolio will continue to not be exchangeable.

Dividends and Other Distributions

     Each Business Day, each Fund declares as dividends all of its net investment income. Shares begin earning dividends on the day of purchase; dividends are accrued to shareholder accounts daily and are automatically paid in additional Fund shares monthly. Each Fund distributes its net short-term capital gain, if any, annually, but may make more frequent distributions of such gain if necessary to maintain its net asset value at $1.00 per share or to avoid income or excise taxes.

     On or before the Closing Date, each Acquired Fund will declare as a dividend substantially all of its net investment income and net short-term capital gain, if any, and distribute that amount plus any previously declared but unpaid dividends, in order to continue to maintain its tax status as a regulated investment company. Such distributions by an Acquired Fund will be paid only in cash.

Federal Income Tax Consequences of the Reorganizations

     PW Corporation has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, and Premium Account Fund has received an opinion of Sullivan & Cromwell, its counsel, with respect to the Reorganization involving that Fund, each to the effect that the Reorganization will constitute a tax-free reorganization under section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended ("Code"). Accordingly, no gain or loss will be recognized to Money Market Portfolio, Premium Account Fund or their shareholders as a result of the Reorganization. See "The Proposed Transactions--Federal Income Tax Considerations--Premium Account Fund Reorganization," page 19.

     Because of the redemption or exchange, in connection with the Reorganization involving Cash Reserve Fund, of certain shares of that Fund held by individual retirement accounts and qualified retirement plans, the Reorganization will not constitute a tax-free reorganization and, instead, will constitute a taxable sale of assets by Cash Reserve Fund followed by its dissolution. However, it is the assessment of Mitchell Hutchins that only minimal (or no) gain or loss will be recognized to Money Market Portfolio or Cash Reserve Fund or their shareholders as a result of the Reorganization. See "The Proposed Transactions--Reasons for the Reorganizations," page 18, and "The Proposed Transactions--Federal Income Tax Considerations--Cash Reserve Fund Reorganization," page 20.

                     COMPARISON OF PRINCIPAL RISK FACTORS

     Because the Funds' investment objectives and policies are similar and because the Funds are managed by the same investment adviser, the three Funds will be subject to similar investment risks. These risks are those typically associated with investing in a money market fund.

     There are, however, the following primary differences in the investment policies of Money Market Portfolio and the Acquired Funds.

     The commercial paper and other short-term corporate obligations purchased by Money Market Portfolio consist only of "First Tier Securities." First Tier Securities are obligations that Mitchell Hutchins determines, pursuant to procedures adopted by PW Corporation's board of directors, present minimal credit risks and are either (1) rated in the highest short-term rating category by at least two NRSROs (AAA by S&P or Aaa by Moody's for corporate bonds, and A-1+ by S&P or Prime-1 by Moody's for commercial paper), (2) rated in the highest short-term rating category by a single NRSRO if only that NRSRO has assigned the obligations a short-term rating or (3) unrated, but determined by Mitchell Hutchins to be of comparable quality. In the event that a security in the Fund's portfolio ceases to be a "First Tier Security", or Mitchell Hutchins becomes aware that a security has received a rating below the second highest rating by any NRSRO, Mitchell Hutchins will consider whether the Fund should continue to hold the obligation.

     By comparison, Premium Account Fund may invest in commercial paper rated the highest grade by one NRSRO or, if not rated, issued by a company having an outstanding debt issue rated at least AA by S&P or Aa by Moody's; and it may invest in corporate obligations, including bonds, debentures and notes, rated at least AA by S&P or Aa by Moody's, with remaining maturities of 397 days or less. Cash Reserve Fund may invest in corporate obligations determined in accordance with procedures established by its board of directors to present minimal credit risks and that are rated in one of the two highest rating categories for debt obligations by at least two NRSROs or, if unrated, are of comparable quality.

     Each Acquired Fund invests in obligations of foreign banks and institutions that have the equivalent credit ratings of domestic issues, including Yankee and foreign bank bankers' acceptances and commercial paper. Money Market Portfolio does not invest in foreign bank obligations of this type. Such investments may involve risks that are different from investments in obligations of domestic branches of domestic banks. These risks may include unfavorable political and economic developments, withholding taxes, seizure of foreign deposits, currency controls, interest limitations or other governmental restrictions that might affect the payment of principal or interest on the securities held by a Fund.

     Money Market Portfolio invests in obligations of banks with assets in excess of $1.5 billion, while each Acquired Fund invests in obligations of banks with assets in excess of $1 billion. Each Acquired Fund may make loans of portfolio securities; Money Market Portfolio may not. Premium Account Fund may invest in asset-backed and receivable-backed securities, while Money Market Portfolio and Cash Reserve Fund may not.

                           THE PROPOSED TRANSACTIONS

Reorganization Plans

     The terms and conditions under which the proposed transactions may be consummated are set forth in the Reorganization Plans. Significant provisions of the Reorganization Plans are summarized below; however, this summary is qualified in its entirety by reference to the Reorganization Plans, which are attached as Appendices A and B to this Proxy Statement.

     Each Reorganization Plan contemplates (a) Money Market Portfolio's acquiring on the Closing Date the assets of an Acquired Fund in exchange solely for Money Market Portfolio shares and the assumption by Money Market Portfolio of the Acquired Fund's liabilities and (b) the constructive distribution of those shares to the shareholders of the Acquired Fund.

     The assets of each Acquired Fund to be acquired by Money Market Portfolio shall include all cash, cash equivalents, securities, receivables and other property owned by the Acquired Fund. Money Market Portfolio will assume from each Acquired Fund all debts, liabilities, obligations and duties of such Fund of whatever kind or nature; provided, however, that each Acquired Fund will use its best efforts, to the extent practicable, to discharge all of its known debts, liabilities, obligations and duties prior to the Closing Date. Money Market Portfolio will also deliver to each Acquired Fund shares of Money Market Portfolio which then will be constructively distributed to the Acquired Funds' shareholders.

     The value of an Acquired Fund's assets to be acquired, and the amount of its liabilities to be assumed, by Money Market Portfolio and the net asset value of a Money Market Portfolio share will be determined as of 12:00 noon Eastern time on the Closing Date. The amortized cost method of valuation will be used to value each Fund's securities. All other assets and liabilities will be valued at fair value as determined in good faith by or under the direction of PW Corporation's or Cash Reserve Fund's board of directors or Premium Account Fund's board of trustees, as applicable.

     On, or as soon as practicable after, the Closing Date, each Acquired Fund will distribute to its shareholders of record the Money Market Portfolio shares it received so that each shareholder of the Acquired Fund will receive a number of full and fractional Money Market Portfolio shares equal in value to the shareholder's holdings in the Acquired Fund; each Acquired Fund will be terminated (in the case of Premium Account Fund) or dissolved (in the case of

Cash Reserve Fund) as soon as practicable thereafter. Such distribution will be accomplished by opening accounts on the books of Money Market Portfolio in the names of the Acquired Fund's shareholders and by transferring thereto the shares previously credited to the account of each Acquired Fund on those books. Fractional Money Market Portfolio shares will be rounded to the third decimal place.

     Accordingly, immediately after the applicable Reorganization, each former shareholder of an Acquired Fund will own shares of Money Market Portfolio that will equal the value of that shareholder's shares of the Acquired Fund immediately prior to the Reorganization. Moreover, because Money Market Portfolio shares will be issued at net asset value in exchange for the net assets applicable to each Acquired Fund, the aggregate net asset value of Money Market Portfolio shares so issued will equal the aggregate net asset value of shares of the Acquired Funds. The net asset value per share of Money Market Portfolio will be unchanged by the transaction. Thus, the Reorganization(s) will not result in a dilution of any shareholder's interest.

     Any transfer taxes payable upon issuance of any shares of Money Market Portfolio in a name other than that of the registered holder of the shares on the books of an Acquired Fund shall be paid by the person to whom such shares are to be issued as a condition of such transfer. Any reporting responsibility of an Acquired Fund will continue to be its responsibility up to and including the Closing Date and such later date on which it is terminated or dissolved (whichever is applicable).

     The cost of the Reorganizations, including professional fees and the cost of soliciting proxies for the Meeting, consisting principally of printing and mailing expenses, together with the cost of any supplementary solicitation, will be borne by all three Funds in proportion to their respective net assets. Mitchell Hutchins recommended this method of expense allocation to the directors/trustees. Mitchell Hutchins based its recommendations on its belief that this method is fair because, for the reasons discussed under "Reasons for the Reorganizations," the Reorganizations have the potential to benefit all Funds. The directors of PW Corporation and Cash Reserve Fund and the trustees of Premium Account Fund considered this expense allocation method in approving the respective Reorganizations, finding that the Reorganizations are in the best interests of their respective Funds.

     The consummation of each Reorganization is subject to a number of conditions set forth in the applicable Reorganization Plan, some of which may be waived by the parties thereto. In addition, the Reorganization Plans may be amended in any mutually agreeable manner, except that no amendment may be made subsequent to the Meeting that would have a material adverse effect on the shareholders' interests.

Reasons for the Reorganizations

     The board of directors of Cash Reserve Fund, including a majority of its Independent Persons, has determined that the Reorganization involving that Fund is in its best interests, that the terms of that Reorganization are fair and reasonable and that the interests of Cash Reserve Fund's shareholders will not be diluted as a result of that Reorganization. Premium Account Fund's board of trustees, including a majority of its Independent Persons, has determined that the Reorganization is in its best interests, that the terms of that Reorganization are fair and reasonable and that the interests of Premium Account Fund's shareholders will not be diluted as a result of that Reorganization. The board of directors of PW Corporation including a majority of its Independent Persons, has determined that each Reorganization is in the best interests of Money Market Portfolio, that the terms of each Reorganization is fair and reasonable, and that the interests of Money Market Portfolio's shareholders will not be diluted as a result of either Reorganization.

     In considering each Reorganization, and the Reorganizations together, the boards of directors/trustees made an extensive inquiry into a number of factors, including the following:

     (1) the compatibility of the investment objectives, policies and restrictions of the applicable Funds;

     (2) the effect of the Reorganization(s) on expected investment performance;

     (3) the effect of the Reorganization(s) on the expense ratio of Money Market Portfolio (after the Reorganizations) relative to each Fund's current expense ratio;

     (4) the costs to be incurred by each Fund as a result of the Reorganization(s);

     (5) the tax consequences of the applicable Reorganization;

     (6) possible alternatives to the Reorganization(s), including continuing to operate on a stand-alone basis or liquidation; and

     (7) the potential benefits of the Reorganization(s) to other persons, especially Mitchell Hutchins and PaineWebber.

     At meetings of the Acquired Funds' boards of directors/trustees and of PW Corporation's board of directors on July 20, 1995, Mitchell Hutchins recommended, and the boards approved, the respective Reorganizations. Mitchell Hutchins and each board believe that the respective Reorganizations offer the Acquired Fund shareholders the benefits of investing in a larger, diversified open-end money market fund with an investment objective and investment policies substantially similar to those of the respective Acquired Funds.

     In recommending the Reorganizations, Mitchell Hutchins indicated to the boards that the investment advisory and administration fee schedule applicable to Money Market Portfolio would be equal to or lower than that currently in effect for Premium Account Fund. The advisory fees paid by Cash Reserve Fund for the twelve month period ended June 30, 1995 were slightly lower (0.49% of average net assets) than the advisory fees paid by Money Market Portfolio (0.50% of average net assets). Such an increase in the advisory fees payable by Cash Reserve Fund shareholders would be more than offset by the elimination of the 12b-1 fees currently paid by Cash Reserve Fund (0.12% of average net assets), as Money Market Portfolio does not currently pay 12b-1 fees. In approving the Reorganizations, the boards noted that the overall investment objective of maximum or high current income consistent with liquidity and conservation of capital remains an appropriate one to offer investors as part of an overall investment strategy.

     The boards of directors of Cash Reserve Fund and PW Corporation considered the taxable nature of the Reorganization involving that Fund, and they have been advised that there should be little tax impact on that Fund's shareholders despite the taxable nature of the transaction:

     (1) Although gain or loss may be recognized to Cash Reserve Fund, depending on whether its aggregate tax basis for its assets is less than, equal to, or exceeds the sum of the fair market value of the Money Market Portfolio shares received and the amount of the liabilities assumed by Money Market Portfolio, that gain or loss should be negligible. Because of the relative stability in value of the short-term high quality obligations purchased by Cash Reserve Fund, its tax basis for its assets should not vary markedly from the value of those assets on the Closing Date (which determines the amount paid for those assets by Money Market Portfolio).

     (2) Although a Cash Reserve Fund shareholder may, in theory, recognize either gain or loss on the constructive exchange of all its Cash Reserve Fund shares for Money Market Portfolio shares pursuant to the Reorganization, depending on whether the shareholder's tax basis for its Cash Reserve Fund shares is less than, equal to or exceeds, the fair market value of the Money Market Portfolio shares received, that gain or loss should be negligible (or even nonexistent). Because Cash Reserve Fund and Money Market Portfolio attempt to maintain a stable net asset value per share of $1.00, and their shares are purchased at net asset value (by direct investment by the shareholder or by reinvestment of taxable dividends and other distributions), each shareholder's tax basis for its Cash Reserve Fund shares should be equal or close to equal to the value of the Money Market Portfolio shares constructively received in exchange for those Cash Reserve Fund shares.

     (3) Although a Cash Reserve Fund shareholder's holding period for the Money Market Portfolio shares it receives will not include its holding period for its Cash Reserve Fund shares, this should have little impact on a shareholder. Because a shareholder's tax basis for its Money Market Portfolio shares should be equal or close to equal to the value of such shares, the shareholder should have little or no gain on the redemption of those shares and, therefore, there should be little consequence if those shares had not been held long enough to qualify for long-term capital gain treatment.

     THE BOARD OF TRUSTEES/DIRECTORS OF EACH ACQUIRED FUND RECOMMENDS TO ITS SHAREHOLDERS THAT THEY VOTE "FOR" THE APPLICABLE REORGANIZATION.

Description of Securities to be Issued

     PW Corporation is registered with the SEC as an open-end management investment company. Its directors are authorized to issue 30 billion shares of common stock (par value $.001 per share), 15 billion of which are designated as shares of Money Market Portfolio. The directors have established Money Market Portfolio as one of PW Corporation's series. Each share of Money Market Portfolio represents an equal proportionate interest in the Fund with each other share thereof. Shares of Money Market Portfolio entitle their holders to one vote per full share and fractional votes for fractional shares held.

     PW Corporation does not hold annual meetings of shareholders. The directors are required to call a meeting of shareholders for the purpose of voting upon the question of removal of any director when requested in writing to do so by the shareholders of record holding at least 10% of PW Corporation's outstanding shares.

Federal Income Tax Considerations

     Premium Account Fund Reorganization

     The exchange of Premium Account Fund's assets for shares of Money Market Portfolio and Money Market Portfolio's assumption of Premium Account Fund's liabilities is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a)(1))C) of the Code. PW Corporation has received an opinion of Kirkpatrick & Lockhart LLP, its counsel, and Premium Account Fund has received an opinion of Sullivan & Cromwell, its counsel, with respect to such Reorganization, each substantially to the effect that --

     (1) Money Market Portfolio's acquisition of Premium Account Fund's assets in exchange solely for Money Market Portfolio shares and Money Market Portfolio's assumption of Premium Account Fund's liabilities, followed by Premium Account Fund's distribution of those shares to its shareholders constructively in exchange for their Premium Account Fund shares, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) of the Code;

     (2) No gain or loss will be recognized to Premium Account Fund on the transfer to Money Market Portfolio of its assets in exchange solely for Money Market Portfolio shares and Money Market Portfolio's assumption of Premium Account Fund's liabilities or on the subsequent distribution of those shares to Premium Account Fund's shareholders in constructive exchange for their Premium Account Fund shares;

     (3) No gain or loss will be recognized to Money Market Portfolio on its receipt of the transferred assets in exchange solely for Money Market Portfolio shares and its assumption of Premium Account Fund's liabilities;

     (4) Money Market Portfolio's basis for the transferred assets will be the same as the basis thereof in Premium Account Fund's hands immediately prior to the Reorganization, and Money Market Portfolio's holding period for those assets will include Premium Account Fund's holding period therefor;

     (5) A Premium Account Fund shareholder will recognize no gain or loss on the constructive exchange of all its Premium Account Fund shares for Money Market Portfolio shares pursuant to the Reorganization; and


     (6) A Premium Account Fund shareholder's basis for the Money Market Portfolio shares to be received by it in the Reorganization will be the same as the basis for its Premium Account Fund shares to be constructively surrendered in exchange for those Money Market Portfolio shares, and its holding period for those Money Market Portfolio shares will include its holding period for those Premium Account Fund shares, provided they are held as capital assets by the shareholder on the Closing Date.

Each such opinion states that no opinion is expressed as to the effect of the Reorganization on the Funds or any shareholder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

     Shareholders of Premium Account Fund should consult their tax advisers regarding the effect, if any, of the Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

    Cash Reserve Fund Reorganization

     PW Corporation and Cash Reserve Fund believe that the Reorganization involving that Fund will be treated for federal income tax purposes as a taxable transaction, for the following reasons. PW Corporation discourages individual retirement accounts and qualified retirement plans from purchasing Money Market Portfolio shares. Therefore, the boards of directors of PW Corporation and Cash Reserve Fund, in considering the Reorganization, each determined that that Fund should encourage, and should assist, its shareholders that are individual retirement accounts and qualified retirement plans to redeem or exchange their Cash Reserve Fund shares before the Reorganization is effected. Accordingly, most such shareholders already have redeemed or exchanged their Cash Reserve Fund shares. Because of this redemption of a significant portion of Cash Reserve Fund's shares in connection with the Reorganization, PW Corporation and Cash Reserve Fund believe that the Reorganization will not qualify for federal income tax purposes as a tax-free reorganization and instead will be treated for federal income tax purposes as a taxable sale of assets by Cash Reserve Fund to Money Market Portfolio, followed by the dissolution of Cash Reserve Fund, with the effect that --

     (1) Money Market Portfolio's acquisition of Cash Reserve Fund's assets in exchange for Money Market Portfolio shares and Money Market Portfolio's assumption of Cash Reserve Fund's liabilities will constitute a taxable sale of assets by Cash Reserve Fund to Money Market Portfolio;

     (2) Cash Reserve Fund's distribution of the Money Market Portfolio shares to its shareholders will be treated as a distribution in liquidation of Cash Reserve Fund, and each Cash Reserve Fund shareholder may recognize gain or loss on that distribution, depending on whether the shareholder's tax basis for its Cash Reserve Fund shares is less than, is equal to or exceeds the fair market value of the Money Market Portfolio shares received;


     (3) Gain or loss may be recognized to Cash Reserve Fund on the transfer to Money Market Portfolio of its assets in exchange for Money Market Portfolio shares and Money Market Portfolio's assumption of Cash Reserve Fund's liabilities, depending on whether Cash Reserve Fund's aggregate tax basis for the assets is less than, is equal to or exceeds the sum of the fair market value of the Money Market Portfolio shares it receives and the amount of the liabilities assumed by Money Market Portfolio;

     (4) Except to the extent the Money Market Portfolio shares appreciate or depreciate in value in Cash Reserve Fund's hands prior to distribution thereof to its shareholders, no gain or loss will be recognized to Cash Reserve Fund on the subsequent distribution of the Money Market Portfolio shares to Cash Reserve Fund's shareholders in constructive exchange for their Cash Reserve Fund shares;

     (5) No gain or loss will be recognized to Money Market Portfolio on its receipt of the transferred assets in exchange for Money Market Portfolio shares and its assumption of Cash Reserve Fund's liabilities;

     (6) Money Market Portfolio's aggregate tax basis for the transferred assets will be equal to the sum of the fair market value of the Money Market Portfolio shares exchanged for the transferred assets plus the amount of the liabilities assumed by Money Market Portfolio, and Money Market Portfolio's holding period for those assets will begin on the day after the Closing Date; and

     (7) A Cash Reserve Fund shareholder's basis for the Money Market Portfolio shares to be received in the Reorganization will be the same as the fair market value of those shares on the date of distribution, and its holding period for those shares will begin on the day after the Closing Date.

          Shareholders of Cash Reserve Fund should consult their tax advisers regarding the effect of the Reorganization in light of their individual circumstances. Because the foregoing discussion only relates to the federal income tax consequences of the Reorganization, those shareholders also should consult their tax advisers as to state and local tax consequences, if any, of the Reorganization.

Capitalization

          The following tables show the capitalization of each Fund as of June 30, 1995 (unaudited for each Acquired Fund) and on a pro forma combined basis (unaudited) as of that date, giving effect to the Reorganizations and assuming that the Acquired Funds indicated participate in the Reorganizations.

If only Premium Account Fund participates in a Reorganization:

                     Premium          Money Market       Combined Fund
                     Account Fund     Portfolio          (Pro Forma)
                     ------------     ------------       --------------
Net Assets           $568,854,975     $5,398,145,771     $5,967,000,746

Net Asset Value
Per Share                   $1.00              $1.00              $1.00

Shares Outstanding    568,854,975      5,401,688,839      5,970,543,814


If only Cash Reserve Fund participates in a Reorganization:

                      Cash             Money Market       Combined Fund
                      Reserve Fund     Portfolio          (Pro Forma)
                      ------------     -------------      -------------
Net Assets            $997,802,860(1)  $5,398,145,771     $6,395,948,631

Net Asset Value
Per Share                    $1.00              $1.00              $1.00

Shares Outstanding     997,802,860(1)   5,401,688,839      6,399,491,699

(1) After giving effect to the reduction in assets resulting from the redemption and/or exchange of shares held by individual retirement accounts and qualified retirement plans.

If both Acquired Funds participate in the Reorganizations:

                 Cash             Premium       Money Market    Combined Fund
                 Reserve Fund     Account Fund  Portfolio       (Pro Forma)
                 ------------     ------------  ------------    -------------
Net Assets       $997,802,860(1)  $568,854,975  $5,398,145,771  $6,964,803,606

Net Asset
Value Per
Share                   $1.00            $1.00           $1.00           $1.00

Shares
Outstanding       997,802,860(1)   568,854,975   5,401,688,839   6,968,346,674


(1) After giving effect to the reduction in assets resulting from the redemption and/or exchange of shares held by individual retirement accounts and qualified retirement plans.


                                 MISCELLANEOUS

Available Information


     Premium Account Fund, Cash Reserve Fund and PW Corporation are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act and in accordance therewith file reports, proxy material and other information with the SEC. Such reports, proxy material and other information can be inspected and copied at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, the Midwest Regional Office of the SEC, Northwest Atrium Center, 500 West Madison Street, Suite 400, Chicago, Illinois 60611, and the Northeast Regional Office of the SEC, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

Legal Matters

     Certain legal matters in connection with the issuance of Money Market Portfolio shares as part of the Reorganizations will be passed upon by Kirkpatrick & Lockhart LLP, counsel to PW Corporation. Certain legal matters in connection with the Reorganization Plans will be passed upon by Kirkpatrick & Lockhart LLP, counsel to PW Corporation, by Sullivan & Cromwell, counsel to Premium Account Fund, and by Stroock & Stroock & Lavan, counsel to Cash Reserve Fund.

Experts

     The audited statements of Money Market Portfolio, Premium Account Fund and Cash Reserve Fund, incorporated by reference herein and incorporated by reference or included in their respective Statements of Additional Information, have been audited by Ernst & Young LLP, independent auditors, Deloitte & Touche LLP, independent auditors, and Ernst & Young LLP, independent auditors, respectively, whose reports thereon are included in the Funds' Annual Reports to Shareholders for the fiscal years ended June 30, 1995, March 31, 1995 and July 31, 1995, respectively. The financial statements of Cash Reserve Fund for the year ended July 31, 1995, insofar as they relate to the statement of changes in net assets for the year ended July 31, 1994 and financial highlights for the four years in the period then ended have previously been audited by Deloitte & Touche LLP, independent auditors. The financial statements audited by Ernst & Young LLP and Deloitte & Touche LLP have been incorporated herein by reference in reliance on their reports given on their authority as experts in auditing and accounting.

                    PAINEWEBBER RMA MONEY MARKET PORTFOLIO
                (a series of PaineWebber RMA Money Fund, Inc.)

              PAINEWEBBER/KIDDER, PEABODY CASH RESERVE FUND, INC.

               PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND


                          1285 Avenue of the Americas
                           New York, New York 10019

                      STATEMENT OF ADDITIONAL INFORMATION


     This Statement of Additional Information relates to two proposed reorganizations whereby PaineWebber RMA Money Market Portfolio ("Money Market Portfolio"), a series of PaineWebber RMA Money Fund, Inc. ("RMA Money Fund"), would acquire the assets of PaineWebber/Kidder, Peabody Premium Account Fund ("Premium Account Fund") and PaineWebber/Kidder, Peabody Cash Reserve Fund, Inc. ("Cash Reserve Fund") in exchange solely for shares of common stock of Money Market Portfolio and the assumption by Money Market Portfolio of Premium Account Fund's and Cash Reserve Fund's liabilities. This Statement of Additional Information is not a prospectus and should be read only in conjunction with the
Prospectus/Proxy Statement dated January   , 1996 relating to the
above-referenced transactions. A copy of the Prospectus/Proxy Statement may be obtained by calling any PaineWebber Incorporated ("PaineWebber") investment executive or correspondent firm or by calling toll-free 1-800-647-1568. This
Statement of Additional Information is dated January   , 1996.

     This Statement of Additional Information consists of this cover page and the following documents, each of which is incorporated by this reference herein:

   (1) The Statement of Additional Information of RMA Money Market Portfolio dated August 29, 1995, previously filed on EDGAR on August 29, 1995, under Accession Number: 0000950112-95-002296.

   (2) The Statement of Additional Information of Cash Reserve Fund dated December 1, 1995, previously filed on EDGAR on November 30, 1995, under Accession Number: 0000950117-95-000480.

   (3) The Statement of Additional Information of Premium Account Fund dated August 1, 1995, previously filed on EDGAR on July 31, 1995, under Accession Number: 0000950117-95-000258.

   (4) The Annual Reports to Shareholders of (a) Money Market Portfolio for its fiscal year ended June 30, 1995, previously filed on EDGAR on August 28, 1995, Accession Number: 0000950112-95-002277, (b) Premium Account Fund for its fiscal year ended March 31, 1995, previously filed on EDGAR on June 8, 1995, Accession Number: 0000950117-95-000203, and (c) Cash
       Reserve Fund for its fiscal year ended July 31, 1995, previously filed on EDGAR on October 2, 1995, Accession Number: 0000950117-95-000398.


   (5) The Semi-Annual Report of Premium Account Fund for its period ended September 30, 1995.

   (6) Pro Forma Financial Statements for Money Market Portfolio, Premium Account Fund and Cash Reserve Fund for the twelve months ended June 30, 1995.

-------------------------------------------------------------------------
                      PAINEWEBBER/
                      KIDDER,
                      PEABODY
                      PREMIUM
                      ACCOUNT FUND

                      SEMI-ANNUAL REPORT
                      September 30, 1995

--------------------------------------------------------------------------------

Dear Shareholder,

During the six months ended September 30, 1995, the U.S. economy suffered lackluster growth before picking up its pace in the third quarter of 1995. Inflation, already low, subsided even further by the end of the period. The housing sector finally responded to historically attractive mortgage rates with robust activity in 1995's third quarter, after a dismal second quarter.

On July 6, 1995, the Federal Reserve Board cut the benchmark Federal Funds rate, the rate banks charge each other for overnight borrowing, by 0.25%. This decrease, the first in nearly three years, signalled that the Federal Reserve Board believes that inflationary pressures have eased enough to accommodate an adjustment in monetary policy from restrictive toward neutral.

In addition to concerns over the strength of the recovery, economic news centered on debate over whether inflation was still likely to become a threat and details of efforts in Washington to implement a plan to balance the budget. While the outcome of the budgetary process remains in question, the perception that the Federal Reserve is winning its war against inflation is widespread.

The bond market continued the rally that began in mid-November 1994. The U.S. stock market has also continued to rally during 1995, pushing the Dow Jones Industrial Average and S&P 500 Index to a string of new highs. The value of the U.S. dollar declined for much of the period, but began to recover in August 1995. We expect the current slow-growth, low inflation environment to persist through the last quarter of 1995.

PORTFOLIO REVIEW

As of September 30, 1995, the Fund offered a seven-day annualized yield of 5.09% and an effective seven-day annualized yield of 5.22%. The Fund maintained a weighted average maturity of 46 days as of September 30, 1995.

The board of trustees of PaineWebber/Kidder, Peabody Premium Account Fund has approved a Plan of Reorganization and Termination ('Reorganization') for submission to the Fund's shareholders, at a special meeting scheduled to be held on February 13, 1996. If the proposed Reorganization is approved and implemented, all of the Fund's assets will be acquired and its liabilities assumed by PaineWebber RMA Money Market Portfolio ('RMA Money Market Portfolio'). The Reorganization is a non-taxable event. As a result of the

Reorganization, the two funds' assets would be combined and each Fund shareholder would, on the closing date of the transaction, receive a number of shares of the RMA Money Market Portfolio having an aggregate value equal to the value of the shareholder's holdings in the Fund. RMA Money Market Portfolio is also managed by Susan Messina. The Portfolio seeks maximum current income consistent with liquidity and conservation of capital. The Portfolio invests in high-grade money market

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

instruments with remaining maturities of 13 months or less. These instruments include U.S. Government securities, obligations of U.S. banks, commercial paper and other short-term corporate obligations, corporate bonds and notes and variable and floating rate securities.

We value you as a shareholder and as a client, and thank you for your continued support. We welcome any comments or questions you may have.

Sincerely,

/s/ Susan P. Messina                          /s/ Kris Dorr

SUSAN P. MESSINA                              KRIS DORR
Senior Vice President,                        Portfolio Manager,
Taxable Money Funds                             PaineWebber/Kidder, Peabody
  Mitchell Hutchins Asset Management, Inc.      Premium Account Fund

--------------------------------------------------------------------------------

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
Statement of Net Assets
September 30, 1995 (unaudited)
--------------------------------------------------------------------------------

U.S. GOVERNMENT AND AGENCY OBLIGATIONS--1.86%
--------------------------------------------------------------------------------

Principal
  Amount                                         Maturity             Interest
  (000)                                           Dates                Rates             Value
----------                                 --------------------   ----------------    ------------
$  10,000   Federal Home Loan Mortgage
              Corp. (cost--$9,999,651)....             05/13/96              6.210%   $  9,999,651
                                                                                      ------------

--------------------------------------------------------------------------------------------------
BANK NOTES--2.42%
--------------------------------------------------------------------------------------------------
Domestic--2.42%
    5,000   Bank One, Milwaukee N.A.......             02/09/96              7.250       5,003,211
    8,000   PNC Bank, N.A.................             05/24/96              6.040       8,023,858
                                                                                      ------------
TOTAL BANK NOTES (cost--$13,027,069)......                                              13,027,069
                                                                                      ------------
--------------------------------------------------------------------------------------------------
CERTIFICATES OF DEPOSIT--12.08%
--------------------------------------------------------------------------------------------------
Domestic--1.86%
   10,000   Harris Trust & Savings Bank...             11/15/95              5.700      10,000,000
                                                                                      ------------
Yankee--10.22%
   15,000   Creditanstalt--Bankverein.....             10/31/95              5.750      15,000,168
   10,000   Fuji Bank of Japan Ltd. ......             10/13/95              5.870       9,999,907
   20,000   Industrial Bank of Japan
              Ltd. ....................... 10/23/95 to 10/27/95     5.840 to 5.870      19,999,309
   10,000   Societe Generale..............             10/05/95              5.770      10,000,000
                                                                                      ------------
                                                                                        54,999,384
                                                                                      ------------
Total Certificates of Deposit
  (cost--$64,999,384).......................                                            64,999,384
                                                                                      ------------
--------------------------------------------------------------------------------------------------
COMMERCIAL PAPER--80.73%
--------------------------------------------------------------------------------------------------
Asset-Backed--8.31%
   15,000   Asset Securitization
              Cooperative Corp............ 11/01/95 to 11/09/95              5.700      14,920,042
   10,000   Delaware Funding Corp.........             11/06/95              5.690       9,943,100
   20,000   Eiger Capital Corp............ 10/27/95 to 11/15/95     5.680 to 5.710      19,872,881
                                                                                      ------------
                                                                                        44,736,023
                                                                                      ------------
Auto-Truck--3.70%
   10,000   Daimler-Benz North America
              Corp........................             10/16/95              5.720       9,976,167
   10,000   Toyota Motor Credit Corp......             11/20/95              5.650       9,921,528
                                                                                      ------------
                                                                                        19,897,695
                                                                                      ------------
Banking--3.68%
   10,000   BEX America Finance Inc.......             11/13/95              5.690       9,932,036
   10,000   Cregem North America Corp.....             12/11/95              5.660       9,888,372

                                                                                      ------------
                                                                                        19,820,408
                                                                                      ------------
Broker/Dealer--8.34%
   20,000   Goldman Sachs Group L.P....... 10/04/95 to 11/22/95     5.700 to 5.770      19,896,990
   25,000   Morgan Stanley Group Inc...... 10/06/95 to 10/10/95     5.720 to 5.740      24,970,578
                                                                                      ------------
                                                                                        44,867,568
                                                                                      ------------
Chemical--3.27%
   18,000   DuPont (E. I.) de Nemours &
              Co. ........................ 10/04/95 to 08/06/96     5.510 to 6.090      17,622,341
                                                                                      ------------
Conglomerate--3.80%
   20,647   BTR Dunlop Finance Inc. ...... 10/16/95 to 12/14/95     5.600 to 5.730      20,475,065
                                                                                      ------------

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

COMMERCIAL PAPER--(CONTINUED)
--------------------------------------------------------------------------------

Principal
  Amount                                         Maturity             Interest
  (000)                                           Dates                Rates             Value
----------                                 --------------------   ----------------    ------------
Consumer Products--1.85%
$  10,000   Clorox Co.....................             10/17/95              5.610%   $  9,975,067
                                                                                      ------------
Drugs, Health Care--5.55%
   10,000   Bayer Corp....................             10/12/95              5.610       9,982,858
   10,000   Lilly (Eli) & Co.............. 10/20/95 to 01/12/96     5.720 to 6.080       9,897,928
   10,000   Pfizer Inc....................             10/13/95              5.730       9,980,900
                                                                                      ------------
                                                                                        29,861,686
                                                                                      ------------
Electronics--7.39%
   10,000   Emerson Electric Co. .........             11/01/95              5.670       9,951,175
   10,000   Motorola Inc. ................             10/26/95              5.690       9,960,486
   10,000   Panasonic Finance Inc. .......             11/13/95              5.670       9,932,275
   10,000   Vermont American Corp. .......             11/02/95              5.700       9,949,333
                                                                                      ------------
                                                                                        39,793,269
                                                                                      ------------
Energy--3.69%
   10,000   Chevron Oil Finance Co. ......             10/18/95              5.720       9,972,989

   10,000   Exxon Asset Management Co. ...             12/12/95              5.600       9,888,000
                                                                                      ------------
                                                                                        19,860,989
                                                                                      ------------
Finance-Conduit--3.49%
   18,841   MetLife Funding Inc........... 10/10/95 to 10/31/95     5.700 to 5.720      18,772,179
                                                                                      ------------
Finance-Consumer--2.78%
   15,000   American General Finance
              Corp........................             10/12/95              5.740      14,973,692
                                                                                      ------------
Finance-Subsidiary--2.79%
   15,000   Dresdner U.S. Finance Inc. ...             10/03/95              5.750      14,995,208
                                                                                      ------------
Food, Beverage--3.14%
   12,000   Campbell Soup Co. ............ 10/06/95 to 01/12/96     5.730 to 6.090      11,874,052
    5,000   Philip Morris Companies
              Inc. .......................             10/04/95              5.680       4,997,633
                                                                                      ------------
                                                                                        16,871,685
                                                                                      ------------
Insurance--2.77%
    5,000   A. I. Credit Corp.............             10/02/95              5.670       4,999,213
    5,000   AIG Funding Inc. .............             02/01/96              5.850       4,900,063
    5,000   USAA Capital Corp. ...........             10/05/95              5.680       4,996,844
                                                                                      ------------
                                                                                        14,896,120
                                                                                      ------------
Metals & Mining--0.92%
    5,000   RTZ America Inc...............             12/15/95              5.620       4,941,458
                                                                                      ------------
Miscellaneous--2.78%
   15,000   Beta Finance Inc..............             10/16/95              5.730      14,964,188
                                                                                      ------------
Oil Equipment & Services--1.85%
   10,000   Colonial Pipeline Co. ........             11/21/95              5.670       9,919,675
                                                                                      ------------
Paper & Forest Products--3.59%
   19,400   Kimberly-Clark Corp. ......... 10/19/95 to 10/23/95     5.680 to 5.700      19,341,687
                                                                                      ------------
Printing, Publishing--1.85%
   10,000   Reed Elsevier Inc. ...........             10/23/95              5.700       9,965,166
                                                                                      ------------
Retail Merchandise--2.41%
   13,000   Toys 'R' Us Inc...............             10/11/95              5.710      12,979,380
                                                                                      ------------

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


COMMERCIAL PAPER--(CONCLUDED)
--------------------------------------------------------------------------------

Principal
  Amount                                         Maturity             Interest
  (000)                                           Dates                Rates             Value
----------                                 --------------------   ----------------    ------------
Utility-Telephone--2.78%
$  15,000   Southern New England
              Telecommunications Corp. ...             10/11/95              5.760%   $ 14,976,000
                                                                                      ------------
TOTAL COMMERCIAL PAPER
  (cost--$434,506,549)......................                                           434,506,549
                                                                                      ------------
--------------------------------------------------------------------------------------------------
SHORT-TERM CORPORATE OBLIGATIONS--1.85%
--------------------------------------------------------------------------------------------------
Banking--1.85%
    4,000   Morgan (J.P.) & Co. Inc. .....             05/13/96              6.200       4,000,343
    6,000   NationsBank Corp. ............             08/15/96              4.750       5,948,015
                                                                                      ------------
TOTAL CORPORATE NOTES
  (cost--$9,948,358)........................                                             9,948,358
                                                                                      ------------
--------------------------------------------------------------------------------------------------
REPURCHASE AGREEMENT--1.07%
--------------------------------------------------------------------------------------------------
    5,764   Repurchase Agreement dated
              09/29/95 with Citicorp
              Securities, Inc.,
              collateralized by $5,210,000
              U.S. Treasury Bonds, 7.500%
              due 11/15/24; proceeds:
              $5,767,074
              (cost--$5,764,000)..........             10/02/95              6.400       5,764,000
                                                                                      ------------
TOTAL INVESTMENTS (cost--$538,245,011,
  which approximates cost for federal
  income tax purposes)--100.01%...........                                             538,245,011
Liabilities in excess of other
  assets--(0.01%).........................                                                (116,258)
                                                                                      ------------
NET ASSETS (applicable to 538,125,301
  shares; equivalent to  $1.00 per
  share)--100.00%.........................                                            $538,128,753
                                                                                      ------------
                                                                                      ------------

                       Weighted average maturity--46 days

                 See accompanying notes to financial statements

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
Statement of Operations
For the Six Months Ended September 30, 1995 (unaudited)
--------------------------------------------------------------------------------

INVESTMENT INCOME:
Interest...........................................     $ 17,681,300
                                                       -------------
EXPENSES:
Investment advisory and administration fees........        1,466,582
Distribution fees..................................          351,978
Transfer agency and service fees...................          106,911
State registration fees............................           89,247
Custody and accounting fees........................           74,842
Legal and audit fees...............................           42,085
Reports and notices to shareholders................           28,170
Trustees' fees and expenses........................           11,030
Other..............................................           26,394
                                                       -------------
                                                           2,197,239
                                                       -------------
NET INVESTMENT INCOME..............................       15,484,061
NET REALIZED GAINS FROM INVESTMENT TRANSACTIONS....            3,453
                                                       -------------
NET INCREASE IN NET ASSETS RESULTING FROM
  OPERATIONS.......................................     $ 15,487,514
                                                       -------------
                                                       -------------

--------------------------------------------------------------------------------
Statement of Changes in Net Assets
--------------------------------------------------------------------------------

                                      For the
                                     Six Months
                                       Ended            For the Year
                                 September 30, 1995        Ended
                                    (unaudited)        March 31, 1995
                                 ------------------    --------------
FROM OPERATIONS:
   Net investment income......      $ 15,484,061        $ 32,896,578
   Net realized gains (losses)
     from investment
     transactions.............             3,453          (1,663,026)
                                 ---------------       -------------

   Net increase in net assets
     resulting from
     operations...............        15,487,514          31,233,552
                                 ---------------       -------------
DIVIDENDS AND DISTRIBUTIONS TO
  SHAREHOLDERS FROM:
   Net investment income......       (15,484,061)        (32,896,578)
   Net realized capital
     gains....................                --              (1,160)
                                 ---------------       -------------
   Total dividends and
     distributions to
     shareholders.............       (15,484,061)        (32,897,738)
                                 ---------------       -------------
NET DECREASE IN NET ASSETS
  DERIVED FROM BENEFICIAL
  INTEREST TRANSACTIONS.......      (107,398,021)       (230,482,667)
                                 ---------------       -------------
CONTRIBUTION TO CAPITAL FROM
  PREDECESSOR ADVISER.........                --           1,664,186
                                 ---------------       -------------
Net decrease in net assets....      (107,394,568)       (230,482,667)

NET ASSETS:
   Beginning of period........       645,523,321         876,005,988
                                 ---------------       -------------
   End of period..............      $538,128,753        $645,523,321
                                 ---------------       -------------
                                 ---------------       -------------

                 See accompanying notes to financial statements

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
Notes to Financial Statements (unaudited)
--------------------------------------------------------------------------------

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     PaineWebber/Kidder, Peabody Premium Account Fund (the 'Fund') was organized as a Massachusetts business trust on January 13, 1982, and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended ('1940 Act'), as an open-end, diversified management investment company.

     Valuation and Accounting for Investments--Investments are valued at amortized cost which approximates market value. Investment transactions are recorded on trade date. Realized gains and losses from investment transactions are calculated using the identified cost method. Interest income is recorded on an accrual basis. Premiums are amortized and discounts are accreted as adjustments to interest income and the identified cost of investments.


     The ability of the issuers of the debt securities held by the Fund to meet their obligations may be affected by economic developments, including those particular to a specific industry or region.

     Repurchase Agreements--The Fund's custodian takes possession of the collateral pledged for investments in repurchase agreements. The underlying collateral is valued daily on a mark-to-market basis to ensure that the value, including accrued interest, is at least equal to the repurchase price. In the event of default of the obligation to repurchase, the Fund has the right to liquidate the collateral and apply the proceeds in satisfaction of the obligation. Under certain circumstances, in the event of default or bankruptcy by the other party to the agreement, realization and/or retention of the collateral may be subject to legal proceedings.

     Federal Tax Status--The Fund intends to distribute substantially all of its taxable income and to comply with the other requirements of the Internal Revenue Code applicable to regulated investment companies. Accordingly, no provision for federal income taxes is required. In addition, by distributing during each calendar year substantially all of its net investment income, capital gains and certain other amounts, if any, the Fund intends not to be subject to a federal excise tax.

     Dividends and Distributions to Shareholders--Dividends and distributions to shareholders are recorded on the ex-dividend date. Dividends from net investment income and distributions from realized gains from investment transactions are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. These 'book/tax' differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal income tax classification. Net capital gains, if any, will be distributed at least annually, but the Fund may make more frequent distributions of such gains, if necessary, to maintain its net asset value per share at $1.00 or to avoid income or excise taxes.

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
Notes to Financial Statements--(continued)
--------------------------------------------------------------------------------

INVESTMENT ADVISER AND ADMINISTRATOR

     At a special meeting of shareholders that took place on April 13, 1995, shareholders approved the appointment of PaineWebber Incorporated ('PaineWebber') as investment adviser and administrator of the Fund and Mitchell Hutchins Asset Management Inc. ('Mitchell Hutchins') as the Fund's sub-adviser and sub-administrator. The Fund's investment adviser and administrator receives compensation from the Fund accrued daily and paid monthly at the annual rate of 0.50% of the Fund's average daily net assets. PaineWebber (not the Fund) pays Mitchell Hutchins a fee for sub-advisory and sub-administration services at the annual rate of 20% of the fee received by PaineWebber from the Fund. At

September 30, 1995, the Fund owed PaineWebber $239,872 in investment advisory and administration fees.

     In compliance with applicable state securities laws, PaineWebber, the Fund's investment adviser, will reimburse the Fund, if and to the extent that the aggregate operating expenses in any fiscal year, exclusive of taxes, interest, brokerage fees, distribution fees and extraordinary expenses, exceed limitations imposed by various state regulations. Currently, the most restrictive limitation is 2.5% on the first $30 million of average daily net assets, 2.0% of the next $70 million and 1.5% of any excess over $100 million. For the six months ended September 30, 1995, no reimbursements were required pursuant to the above limitation.

DISTRIBUTION PLAN

     PaineWebber serves as the exclusive distributor of the Fund's shares. For its services, PaineWebber receives from the Fund a distribution fee, accrued daily and paid monthly, at the annual rate of 0.12% of the Fund's average daily net assets. At September 30, 1995, $57,569 was payable to PaineWebber for these services.

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND

--------------------------------------------------------------------------------
Notes to Financial Statements--(concluded)
--------------------------------------------------------------------------------

OTHER LIABILITIES

     At September 30, 1995, the amount payable for dividends was $729,637.

SHARES OF BENEFICIAL INTEREST

     There is an unlimited number of shares of beneficial interest authorized. Transactions in shares of beneficial interest, at $1.00 per share were as follows:

                                                 For the
                                                Six Months          For the
                                                  Ended           Year Ended
                                            September 30, 1995  March 31, 1995
                                            ------------------  ---------------
  Shares sold.............................      1,298,230,888     3,997,365,909
  Shares repurchased......................     (1,420,732,918)   (4,258,741,761)
  Dividends reinvested in additional Fund
     shares...............................         15,104,009        30,893,185
                                            -----------------   ---------------
  Net decrease in shares outstanding......       (107,398,021)     (230,482,667)
                                            -----------------   ---------------
                                            -----------------   ---------------

CAPITAL CONTRIBUTION AND AFFILIATED TRANSACTIONS


     Kidder Peabody Asset Management, Inc. ('KPAM') purchased certain of the Fund's variable rate securities on July 6, 1994 for an aggregate purchase price of $32,244,799. The purchases were made at prices equal to the securities' amortized cost plus accrued and unpaid interest. Since the purchases by KPAM were made at prices above the securities' then current fair values, the Fund recorded a capital contribution from KPAM in the amount of $1,664,186 or $0.002 per share.

PROPOSED REORGANIZATION

     The Board of Trustees of the Fund have approved a Plan of Reorganization and Termination (the 'Reorganization') for submission to its shareholders at a special meeting scheduled to be held on February 13, 1996. If the proposed Reorganization is approved and implemented, all of the Fund's assets will be acquired and its liabilities assumed by PaineWebber RMA Money Market Fund, Inc. ('RMA Money Market Fund') in a tax-free reorganization. As a result of the Reorganization, the two funds' assets would be combined and each Fund shareholder would, on the closing date of the transaction, receive a number of full and fractional shares of RMA Money Market Fund having an aggregate value equal to the value of the shareholder's holdings in the Fund. There can be no assurance that the Fund's shareholders will approve the Reorganization.

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND
--------------------------------------------------------------------------------
Financial Highlights
--------------------------------------------------------------------------------

     Selected data for a share of beneficial interest throughout each period is presented below:

                                        For the
                                       Six Months
                                         Ended                       For the Years Ended March 31,
                                   September 30, 1995  ----------------------------------------------------------
                                      (unaudited)        1995        1994        1993        1992         1991
                                   ------------------  --------    --------    --------    --------    ----------
Net asset value,
  beginning of period.............      $   1.00       $   1.00    $   1.00    $   1.00    $   1.00    $     1.00
                                       ---------       --------    --------    --------    --------    ----------
Net investment income.............          0.03           0.04        0.03        0.03        0.05          0.07
Dividends from net investment
  income..........................         (0.03)         (0.04)      (0.03)      (0.03)      (0.05)        (0.07)
                                       ---------       --------    --------    --------    --------    ----------
Net asset value, end of period....      $   1.00       $   1.00    $   1.00    $   1.00    $   1.00    $     1.00
                                       ---------       --------    --------    --------    --------    ----------
                                       ---------       --------    --------    --------    --------    ----------
Total investment return(1)........          2.64%          4.31%       2.60%       2.94%       4.90%         7.48%
                                       ---------       --------    --------    --------    --------    ----------

                                       ---------       --------    --------    --------    --------    ----------
Ratios/Supplemental data:
Net assets, end of period
  (000's).........................      $538,129       $645,523    $876,006    $840,354    $948,674    $1,198,164
Ratio of expenses to average net
  assets..........................          0.75%*         0.70%       0.69%       0.70%       0.69%         0.68%
Ratio of net investment
  income to average
  net assets......................          5.28%*         4.16%       2.57%       2.86%       4.82%         7.24%

------------------

 *   Annualized

(1) Total investment return is calculated assuming a $1,000 investment in Fund shares on the first day of each period reported, reinvestment of all dividends and capital gain distributions, if any, at net asset value on the payable date, and a sale at net asset value on the last day of each period reported. Total investment returns for periods of less than one year have not been annualized.

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND
--------------------------------------------------------------------------------
Shareholder Information
--------------------------------------------------------------------------------

     A special meeting of shareholders of the Fund was held on April 13, 1995. At the meeting David J. Beaubien, William W. Hewitt, Jr., Thomas R. Jordan, Frank P.L. Minard and Carl W. Schafer were elected as trustees to serve without limit in time, subject to resignation, retirement or removal. The selection of Deloitte & Touche LLP as the Fund's independent auditors was ratified.

     The votes were as follows:
                                       Shares                    Shares
                                       Voted                    Withhold
                                        For                    Authority
                                     ----------                ----------
David J. Beaubien..................  355,069,002               15,870,760
William W. Hewitt, Jr..............  355,069,002               15,870,760
Thomas R. Jordan...................  355,069,002               15,870,760
Frank P.L. Minard..................  355,069,002               15,870,760
Carl W. Schafer....................  355,069,002               15,870,760


                                       Shares       Shares       Shares
                                       Voted        Voted       Withhold
                                        For        Against     Authority
                                     ----------   ----------   ----------
Ratification of the selection of
  Deloitte & Touche LLP............  352,580,920  3,152,024    15,206,817


     (Note: On July 20, 1995, the Board of Trustees appointed Ernst & Young LLP as the Fund's independent auditors.)

     In addition, the following agreements were approved for the Fund:

     1) An interim investment advisory agreement between the Fund and Mitchell Hutchins containing substantially the same terms, conditions and fees as the previous investment advisory agreement with Kidder Peabody Asset Management, Inc. ('KPAM').

     The votes were as follows:

                                       Shares       Shares       Shares
                                       Voted        Voted       Withhold
                                        For        Against     Authority
                                     ----------   ----------   ----------
                                     353,199,735  2,414,063    15,325,963

PAINEWEBBER/KIDDER, PEABODY PREMIUM ACCOUNT FUND
--------------------------------------------------------------------------------
Shareholder Information--(concluded)
--------------------------------------------------------------------------------

     2) A new investment advisory and administration agreement between the Fund and PaineWebber containing the same fees and substantively similar material terms and conditions as the previous investment advisory agreement with KPAM to commence on the termination of the interim agreement.

     The votes were as follows:

                                       Shares       Shares       Shares
                                       Voted        Voted       Withhold
                                        For        Against     Authority
                                     ----------   ----------   ----------
                                     352,606,810  2,813,845    15,519,106

     3) A new sub-advisory and sub-administration agreement between PaineWebber and Mitchell Hutchins to commence on the termination of the interim agreement for the Fund.

     The votes were as follows:

                                       Shares       Shares       Shares
                                       Voted        Voted       Withhold
                                        For        Against     Authority
                                     ----------   ----------   ----------
                                     351,594,059  3,119,081    16,226,621

     Broker non-votes and abstentions are included within the 'Shares Withhold Authority' totals.

----------------------------------------------------

TRUSTEES

David J. Beaubien
William W. Hewitt, Jr.
Thomas R. Jordan
Frank P. L. Minard
Carl W. Schafer
----------------------------------------------------

OFFICERS

Margo N. Alexander, President
Victoria E. Schonfeld, Vice President
Dianne E. O'Donnell, Vice President and Secretary
Julian F. Sluyters, Vice President and Treasurer
Dennis L. McCauley, Vice President
Susan P. Messina, Vice President
----------------------------------------------------

INVESTMENT ADVISER, ADMINISTRATOR AND DISTRIBUTOR

PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019
----------------------------------------------------

SUB-ADVISER AND SUB-ADMINISTRATOR

Mitchell Hutchins Asset Management Inc.
1285 Avenue of the Americas
New York, New York 10019
----------------------------------------------------

This report is not to be used in connection with the offering of shares of the Fund unless accompanied or preceded by an effective prospectus.

The financial information included herein is taken from the records of the Fund without examination by independent accountants who do not express an opinion thereon.

(Copyright) 1995 PaineWebber Incorporated

PaineWebber RMA Money Market Portfolio,
PaineWebber/Kidder Peabody Cash Reserve Fund &
PaineWebber/Kidder Peabody Premium Account Fund
-----------------------------------------------
Statement of Net Assets
June 30, 1995 (unaudited)


 Principal                                                                        PW RMA         PW/KP         PW/KP       Pro Forma
  Amount                                    Maturity            Interest       Money Market  Cash Reserve Premium Account  Combined
  (000)                                       Dates               Rates       Portfolio Value   Value          Value         Value
U.S. GOVERNMENT AND AGENCY OBLIGATIONS-3.04%
   $75,000  U.S. Treasury Bills......  08/24/95 to 11/30/95   5.310 to 5.685@%  $49,239,625  $24,601,260                $73,840,885
    20,000  Federal Farm Credit Bank.        09/01/95             5.980          20,000,000                              20,000,000
    40,000  Federal Home Loan Mortgage
             Corp. ..................        05/13/96             6.210          29,998,527                $9,999,512    39,998,039
    15,500  Federal National Mortgage
             Association.............        08/14/95             6.210@         15,382,355                              15,382,355
    40,000  Federal National Mortgage
             Association.............        06/12/96             5.500          39,922,816                              39,922,816
    35,000  Student Loan Marketing
             Association.............  07/01/96 to 10/14/97   5.680 to 6.080*    34,990,363                              34,990,363
                                                                                -----------  -----------  -----------   -----------
Total U.S. Government and Agency
 Obligations (cost $189,533,686,
 $24,601,260, $9,999,512 and
 $224,134,458).......................                                           189,533,686   24,601,260    9,999,512   224,134,458
                                                                                -----------  -----------  -----------   -----------
BANK NOTES-6.99%
Domestic-6.31%
    25,000  Bank of America..........        09/25/95             5.890         $24,999,943                             $24,999,943
    20,000  Banc One Corp. ..........        02/09/96             7.250*                      15,016,250    5,005,417    20,021,667
    43,000  Bank One (Milwaukee) N.A.  07/31/95 to 03/01/96   5.980 to 6.820     23,073,766   20,000,495                 43,074,261
    35,000  Comerica Bank-Detroit ...        05/28/96             6.180          35,056,979                              35,056,979
    25,000  Comerica Bank-Detroit ...        11/22/95             5.620*         24,988,147                              24,988,147
    70,000  Greenwood Trust Co. .....  07/19/95 to 07/28/95   5.980 to 6.000     69,999,990                              69,999,990
    40,000  Huntington National Bank.        07/03/95             5.900          29,999,816   10,000,000                 39,999,816
    25,000  NationsBank of Texas.....        11/27/95             6.000          25,000,000                              25,000,000
    20,000  La Salle National Bank ..        09/14/95             6.040*                      20,000,000                 20,000,000
    25,000  NBD Bank N.A. ...........        06/06/96             5.850          25,060,560                              25,060,560
    27,000  Old Kent Bank & Trust Co.  08/04/95 to 06/05/96   5.550 to 5.650     26,971,057                              26,971,057
   109,000  PNC Bank N.A. ...........  11/13/95 to 05/24/96   6.040 to 6.625     79,141,633   22,090,632    8,032,956   109,265,221
                                                                                -----------  -----------  -----------   -----------
                                                                                364,291,891   87,107,377   13,038,373   464,437,641
                                                                                -----------  -----------  -----------   -----------
Yankee-0.68%
    50,000  Westdeutsche Landesbank
             Girozentrale............        03/01/96             6.625          24,980,058   24,980,221                 49,960,279
                                                                                -----------  -----------  -----------   -----------

Total Bank Notes (cost $389,271,949,
 $112,087,598, $13,038,373
 and $514,397,920)...................                                           389,271,949  112,087,598   13,038,373   514,397,920
                                                                                -----------  -----------  -----------   -----------
BANKERS ACCEPTANCES-0.34%
Yankee-0.34%
    25,000  Dia-ichi Kangyo Bank Ltd.
             (cost-$24,975,104, $0,
              $0, and $24,975,104)...        07/07/95             5.975          24,975,104                              24,975,104
                                                                                -----------  -----------  -----------   -----------
CERTIFICATES OF DEPOSIT-6.62%
Domestic-0.18%
     3,000  Old Kent Bank & Trust Co.        06/17/96             6.050           3,002,333                               3,002,333
    10,000  Republic National Bank...        02/12/96             6.540           9,992,836                               9,992,836
                                                                                -----------  -----------  -----------   -----------
                                                                                 12,995,169            0            0    12,995,169
                                                                                -----------  -----------  -----------   -----------
Yankee-6.44%
    10,000  Dai-ichi Kangyo Bank Ltd.        07/31/95             6.170          10,000,766                              10,000,766
    54,000  Dresner Bank.............  01/08/96 to 03/15/96   6.650 to 7.400     54,094,171                              54,094,171
    65,000  Fuji Bank Ltd. ..........  07/05/95 to 07/31/95   6.020 to 6.140     65,001,225                              65,001,225
    25,000  Mitsubishi Bank..........        07/12/95             6.030          25,000,152                              25,000,152
    24,000  Royal Bank of Canada.....        12/08/95             7.300          24,000,993                              24,000,993
    96,000  Sanwa Bank...............  07/17/95 to 07/26/95   6.030 to 6.060     96,000,374                              96,000,374
   115,000  Societe Generale.........  07/25/95 to 02/02/96   6.000 to 7.250     65,000,000   30,000,000   20,000,000   115,000,000
    60,000  Sumitomo Bank Ltd. ......  07/13/95 to 08/21/95       6.050          60,000,740                              60,000,740
    25,000  Union Bank of Switzerland        12/28/95             5.770          25,002,318                              25,002,318
                                                                                -----------  -----------  -----------   -----------
                                                                                424,100,739   30,000,000   20,000,000   474,100,739
                                                                                -----------  -----------  -----------   -----------
Total Certificates of Deposit
 (cost-$437,095,908, $30,000,000,
 $20,000,000 and $487,095,908).......                                           437,095,908   30,000,000   20,000,000   487,095,908
                                                                                -----------  -----------  -----------   -----------
COMMERCIAL PAPER@-77.39%
Aerospace-3.81%
    125,000  Raytheon Co. ...........  07/10/95 to 07/17/95   5.940 to 5.950     94,808,371   19,970,250    9,985,125   124,763,746
    156,000  Rockwell International
              Corp. .................  07/14/95 to 07/20/95   5.870 to 5.950     95,708,623   44,889,146   14,972,729   155,570,498
                                                                                -----------  -----------  -----------   -----------
                                                                                190,516,994   64,859,396   24,957,854   280,334,244
                                                                                -----------  -----------  -----------   -----------
Agriculture-0.61%
    45,000  Cargill Financial
             Services Corp. .........  07/07/95 to 07/12/95   5.930 to 6.000                  29,963,683   14,990,000    44,953,683
                                                                                -----------  -----------  -----------   -----------
Asset-Backed-6.48%
    30,000  Asset Securitization
             Cooperative Corp. ......  07/01/95 to 08/11/95   5.950 to 6.030     14,896,988                15,957,652    30,854,640
    21,737  Delaware Funding Corp. ..        07/05/95             6.030          21,722,436                              21,722,436
   151,014  Eiger Capital Corp. .....  07/05/95 to 08/03/95   5.880 to 5.970    113,674,075   19,977,133   16,968,186   150,619,394
    15,075  Falcon Asset
             Securitization Corp. ...        08/01/95             5.950          14,997,761                              14,997,761
   204,000  New Center Asset Trust ..  07/03/95 to 07/24/95   5.960 to 6.300    163,696,836   24,987,521   14,992,513   203,676,870

    55,450  Preferred Receivables
             Funding Corp. ..........  07/07/95 to 08/17/95   5.950 to 5.970     34,897,486   20,368,609                 55,266,095
                                                                                -----------  -----------  -----------   -----------
                                                                                363,885,582   65,333,263   47,918,351   477,137,196
                                                                                -----------  -----------  -----------   -----------
Auto/Truck-4.68%
    40,000  Daimler-Benz North
             America Corp. ..........  07/10/95 to 08/11/95   5.900 to 5.950      9,932,806   29,965,292                 39,898,098
    72,500  Ford Motor Credit Co. ...  07/24/95 to 09/22/95   5.810 to 6.000     44,520,642   14,948,025   12,439,583    71,908,250
   126,000  Hertz Corp. .............  07/11/95 to 08/04/95   5.960 to 5.980    115,625,615                 9,975,083   125,600,698
    10,000  PACCAR Financial Corp. ..        07/17/95             5.940           9,973,600                               9,973,600
    97,835  Toyota Motor Credit Corp.  07/10/95 to 12/08/95   5.910 to 6.200     34,936,368   42,259,929   19,677,228    96,873,525
                                                                                -----------  -----------  -----------   -----------
                                                                                214,989,031   87,173,246   42,091,894   344,254,171
                                                                                -----------  -----------  -----------   -----------
Banking-8.48%
    60,000  Abbey National North
             America Corp. ..........  07/31/95 to 08/07/95   5.930 to 6.000                  36,786,685   22,883,878    59,670,563
   139,000  BEX America Finance Inc.   07/11/95 to 08/23/95   5.920 to 6.050    108,625,694   29,863,244                138,488,938
    55,000  Cariplo Finance Inc. ....  07/10/95 to 07/21/95       5.960          54,881,628                              54,881,628
   107,482  Credito Italiano
             (Delaware) Inc. ........  07/03/95 to 08/24/95   5.930 to 6.050     97,121,737   10,000,000                107,121,737
    86,000  CREGEM North America Inc.  08/01/95 to 09/12/95   5.880 to 5.980     44,478,825   19,835,860   20,864,940    85,179,625
    85,000  Indosuez North
             America Inc. ...........  07/05/95 to 07/14/95   5.920 to 6.080     84,928,664                              84,928,664
    94,500  MPS U.S. Commercial Paper
             Corp. ..................  07/06/95 to 09/06/95   5.920 to 6.030     93,932,662                              93,932,662
                                                                                -----------  -----------  -----------   -----------
                                                                                483,969,210   96,485,789   43,748,818   624,203,817
                                                                                -----------  -----------  -----------   -----------

Broker/Dealer-7.01%
    25,000  Bear Stearns & Co., Inc.   07/25/95 to 08/02/95   6.020 to 6.030     19,892,800                 4,981,606    24,874,406
    24,800  CS First Boston, Inc. ...        07/17/95             5.900          24,734,969                              24,734,969
    40,000  Goldman Sachs Group L.P.   07/18/95 to 09/14/95   5.850 to 5.950     24,695,313   14,962,813                 39,658,126
   152,800  Merrill Lynch & Co., Inc.  07/07/95 to 10/17/95   5.900 to 6.080    102,058,870   39,531,900    9,970,250   151,561,020
   156,000  Morgan Stanley Group Inc.  07/10/95 to 10/02/95   5.820 to 6.010    108,967,928   35,908,827    9,963,700   154,840,455
   120,500  Nomura Holding
             America Inc. ...........  07/03/95 to 08/11/95   5.970 to 6.250    120,178,335                             120,178,335
                                                                                -----------  -----------  -----------   -----------
                                                                                400,528,215   90,403,540   24,915,556   515,847,311
                                                                                -----------  -----------  -----------   -----------
Business Services-2.37%
   175,000  PHH Corp. ...............  07/12/95 to 08/03/95   5.870 to 5.970    149,566,265   14,922,888    9,948,592   174,437,745
                                                                                -----------  -----------  -----------   -----------
Chemicals-1.57%
   118,000  Dupont (E.I.)
             deNemours & Co. ........  07/12/95 to 01/11/96   5.660 to 6.090     80,632,240   21,439,107   13,731,385   115,802,732
                                                                                -----------  -----------  -----------   -----------

PaineWebber RMA Money Market Portfolio,
PaineWebber/Kidder Peabody Cash Reserve Fund &
PaineWebber/Kidder Peabody Premium Account Fund
-----------------------------------------------


 Principal                                                                        PW RMA         PW/KP         PW/KP       Pro Forma
  Amount                                    Maturity            Interest       Money Market  Cash Reserve Premium Account  Combined
  (000)                                       Dates               Rates       Portfolio Value   Value          Value         Value
COMERCIAL PAPER@-(continued)
Computer-0.88%
   $25,000  IBM Corp. ...............        08/04/95             5.970 %        $24,859,042                            $24,859,042
    40,000  IBM Credit Corp. ........  08/04/95 to 08/18/95   5.940 to 5.950      24,802,000 $14,920,667                 39,722,667
                                                                                -----------  -----------  -----------   -----------
                                                                                 49,661,042   14,920,667           $0    64,581,709
                                                                                -----------  -----------  -----------   -----------
Conglomerate-0.97%
    57,049  BTR Dunlop Finance Inc. .  08/15/95 to 12/19/95   5.700 to 6.160     51,253,531    4,963,211                 56,216,742
    15,000  Minnesota Mining &
             Manufacturing...........        08/25/95             5.870                        9,913,581    4,956,790    14,870,371
                                                                                -----------  -----------  -----------   -----------
                                                                                 51,253,531   14,876,792    4,956,790    71,087,113
                                                                                -----------  -----------  -----------   -----------
Drugs and Healthcare-3.35%
    22,000  Abbott Laboratories......        07/13/95             5.930          21,956,513                              21,956,513
    36,000  Bayer Corp. .............        07/20/95             5.950          20,934,054   14,957,854                 35,891,908
    67,500  Eli Lily & Co. ..........  07/17/95 to 01/12/96   5.880 to 6.080     19,917,500   32,184,800   14,809,019    66,911,319
   122,000  Pfizer Inc. .............  07/10/95 to 07/17/95   5.850 to 5.940    106,776,321   14,982,938                121,759,259
                                                                                -----------  -----------  -----------   -----------
                                                                                169,584,388   62,125,592   14,809,019   246,518,999
                                                                                -----------  -----------  -----------   -----------
Electronics-3.27%
    30,800  Emerson Electric Co. ....        07/18/95             5.930          30,713,751                              30,713,751
    47,200  Motorola Credit Corp. ...        07/18/95             5.930          23,135,034   13,965,408    9,975,292    47,075,734
    93,000  Siemens Corp. ...........  07/10/95 to 07/18/95   5.850 to 5.930     59,891,972   12,967,879   19,970,584    92,830,435
    70,000  Vermont American Corp. ..  07/19/95 to 07/27/95       5.920          49,852,000    9,960,533    9,960,533    69,773,066
                                                                                -----------  -----------  -----------   -----------
                                                                                163,592,757   36,893,820   39,906,409   240,392,986
                                                                                -----------  -----------  -----------   -----------
Energy-4.12%
   185,000  Chevron Oil Finance Corp.  07/13/95 to 08/10/95   5.920 to 5.950    119,541,168   54,760,435    9,965,408   184,267,011
    60,000  Exxon Asset Manangement
             Corp. ..................        07/14/95             5.850          38,917,613   20,962,463                 59,880,076
    45,000  Exxon Imperial U.S. Inc.   07/07/95 to 07/28/95   5.920 to 5.940     44,886,233                              44,886,233
    14,200  Shell Oil................        09/15/95             5.840          14,024,930                              14,024,930
                                                                                -----------  -----------  -----------   -----------
                                                                                217,369,944   75,722,898    9,965,408   303,058,250
                                                                                -----------  -----------  -----------   -----------


Finance-Conduit-5.79%
    15,000  Commerzbank U.S.
             Finance Inc. ...........        09/29/95             6.150          14,769,375                              14,769,375
    93,000  MetLife Funding Inc. ....  07/06/95 to 08/30/95   5.850 to 5.920     42,923,869   39,801,603    9,977,094    92,702,566
    74,000  National Rural Utilities.  07/07/95 to 09/20/95   5.860 to 5.920                  53,427,333   19,788,145    73,215,478
    57,100  SBNSW (Deleware) Inc. ...  07/06/95 to 08/04/95   5.940 to 5.970     22,067,788   19,967,000   14,981,064    57,015,852
    65,000  Svenska Handelsbanken Inc. 07/07/95 to 07/31/95   5.960 to 6.040     64,834,433                              64,834,433
    20,000  Toronto-Dominion
             Holdings Inc. ..........        09/18/95             6.130          19,730,961                              19,730,961
   104,000  UBS Finance
             (Deleware) Inc. ........        07/03/95             6.250          49,982,639   35,000,000   19,000,000   103,982,639
                                                                                -----------  -----------  -----------   -----------
                                                                                214,309,065  148,195,936   63,746,303   426,251,304
                                                                                -----------  -----------  -----------   -----------
Finance-Consumer-0.67%
    50,000  Household Finance Corp. .        08/10/95             5.950          49,669,444                              49,669,444
                                                                                -----------  -----------  -----------   -----------
Finance-Credit Union-0.53%
    39,000  U.S. Central
             Credit Union............        07/06/95             5.950          38,967,771                              38,967,771
                                                                                -----------  -----------  -----------   -----------
Finance-Diversified-3.34%
    10,000  American General
             Finance Corp. ..........        07/27/95             5.940                                     9,960,400     9,960,400
    85,000  Associates Corp. of
             North America ..........  07/26/95 to 08/09/95  5.950 to 5.960      29,870,867   39,798,227   14,942,883    84,611,977
    65,000  Barclays US Funding Corp.  07/03/95 to 07/11/95  5.900 to 5.980      49,918,056   15,000,000                 64,918,056
    86,500  Sanwa Business Credit....  07/20/95 to 08/04/95  5.950 to 6.020      41,781,301   39,339,860    4,973,467    86,094,628
                                                                                -----------  -----------  -----------   -----------
                                                                                121,570,224   94,138,087   29,876,750   245,585,061
                                                                                -----------  -----------  -----------   -----------
Finance-Retail-0.61%
    45,000  American Express Credit
             Corp. ..................        07/12/95             5.930          44,918,463                              44,918,463
                                                                                -----------  -----------  -----------   -----------
Finance-Subsidiary-1.36%
    70,000  Deutsche Bank Financial
             Inc. ...................        07/06/95             5.850          49,959,375   14,992,688    4,997,563    69,949,626
    30,000  MCA Funding Corp. .......  07/06/95 to 09/28/95  6.140 to 6.500      19,981,945    9,851,617                 29,833,562
                                                                                -----------  -----------  -----------   -----------
                                                                                 69,941,320   24,844,305    4,997,563    99,783,188
                                                                                -----------  -----------  -----------   -----------
Food, Beverage & Tobacco-5.41%
    29,000  Allied Domecq North
             America Corp. ..........        07/27/95             5.980          28,874,752                              28,874,752
    21,200  Anheuser-Busch
             Companies Inc. .........        07/13/95             5.900          21,158,307                              21,158,307
    68,600  B.A.T. Capital Corp.  ...  07/06/95 to 07/24/95  5.950 to 5.960      68,443,951                              68,443,951
    63,500  Campbell Soup Co. .......  07/06/95 to 01/12/96  5.930 to 6.090      39,610,804   16,441,013    6,771,456    62,823,273
    50,000  Heinz (H.J.) Co. ........  07/21/95 to 07/31/95  5.850 to 5.930      24,918,750   14,930,817    9,953,878    49,803,445
   121,000  Nestle Capital Corp. ....  07/06/95 to 07/12/95  5.850 to 5.950      74,918,951   29,975,375   15,990,508   120,884,834
    37,000  Philip Morris Companies
             Inc. ...................  08/11/95 to 10/04/95  5.680 to 5.920      19,865,156   11,823,920    4,926,633    36,615,709
    10,000  St. Pauls Companies......        07/26/95             5.950                        9,961,986                  9,961,986

                                                                                -----------  -----------  -----------   -----------
                                                                                277,790,671   83,133,111   37,642,475   398,566,257
                                                                                -----------  -----------  -----------   -----------
General Trade-1.95%
   143,630  Mitsubishi
             International Corp. ....  07/05/95 to 07/26/95  5.900 to 5.970     143,310,496                             143,310,496
                                                                                -----------  -----------  -----------   -----------
Insurance-1.51%
    50,000  American General Corp. ..  07/21/95 to 08/03/95  5.920 to 5.970      49,789,254                              49,789,254
     9,575  John Hancock Capital
             Corp. ..................        07/17/95             5.850                                     9,552,845     9,552,845
    51,955  USAA Capital Corp........  07/11/95 to 08/21/95  5.870 to 5.930                   41,860,394    9,920,103    51,780,497
                                                                                -----------  -----------  -----------   -----------
                                                                                 49,789,254   41,860,394   19,472,948   111,122,596
                                                                                -----------  -----------  -----------   -----------
Insurance/Property & Casualty-1.23%
    26,000  AI Credit Corp. .........  07/06/95 to 07/13/95  5.930 to 5.940      19,960,400    5,997,035                 25,957,435
    65,000  AIG Funding..............  07/01/95 to 02/01/96  5.850 to 5.925      49,925,938    9,653,875    4,826,938    64,406,751
                                                                                -----------  -----------  -----------   -----------
                                                                                 69,886,338   15,650,910    4,826,938    90,364,186
                                                                                -----------  -----------  -----------   -----------
Miscellaneous-0.99%
    73,500  Beta Finance Inc. .......  07/13/95 to 08/29/95  5.900 to 5.980      12,437,708   40,765,336   19,966,944    73,169,988
                                                                                -----------  -----------  -----------   -----------
Oil Equipment & Services-0.14%
    10,000  Colonial Pipeline Co. ...        07/26/95             5.930           9,958,819                               9,958,819
                                                                                -----------  -----------  -----------   -----------
Paper & Forest Products-0.41%
    30,000  Weyerhaeuser Co. ........        07/27/95             5.950          29,871,083                              29,871,083
                                                                                -----------  -----------  -----------   -----------
Pollution Control-0.32%
    24,000  WMX Technologies Inc. ...        07/25/95             5.950          23,904,800                              23,904,800
                                                                                -----------  -----------  -----------   -----------
Printing & Publishing-1.51%
    10,000  Knight-Ridder Inc. ......        07/28/95             5.950           9,955,375                               9,955,375
    12,000  McGraw-Hill Companies
             Inc. ...................        12/19/95             5.870          11,665,410                              11,665,410
    90,000  Reed Elsevier USA Inc. ..  07/05/95 to 07/27/95  5.850 to 6.080      89,798,589                              89,798,589
                                                                                -----------  -----------  -----------   -----------
                                                                                111,419,374            0            0   111,419,374
                                                                                -----------  -----------  -----------   -----------

PaineWebber RMA Money Market Portfolio,
PaineWebber/Kidder Peabody Cash Reserve Fund &
PaineWebber/Kidder Peabody Premium Account Fund


 Principal                                                                        PW RMA         PW/KP         PW/KP       Pro Forma
  Amount                                    Maturity            Interest       Money Market  Cash Reserve Premium Account  Combined
  (000)                                       Dates               Rates       Portfolio Value   Value          Value         Value
COMERCIAL PAPER@-(concluded)

Retail-Merchandise-2.05%
  $103,500  Penny (J.C.) Funding Corp. 07/13/95 to 08/25/95  5.850 to 5.950 %   $86,219,033   $9,913,139   $6,939,197   $103,071,369
    28,000  Toys 'R' Us Inc. ........  07/07/95 to 07/24/95  5.920 to 5.940      14,985,200                12,954,955     27,940,155
    20,000  Walmart Stores...........        08/01/95            5.920                        19,904,622                  19,904,622
                                                                             -------------- ------------ ------------ --------------
                                                                                101,204,233   29,817,761   19,894,152    150,916,146
                                                                             -------------- ------------ ------------ --------------
Telecommunications-0.78%
    35,000  Bell South
            Telecommunications.......        07/14/95            5.940                        24,954,625    9,981,850     34,936,475
    23,000  US West Communications...  08/22/95 to 08/28/95  5.870 to 5.880                   22,799,629                  22,799,629
                                                                             -------------- ------------ ------------ --------------
                                                                                          0   47,754,254    9,981,850     57,736,104
                                                                             -------------- ------------ ------------ --------------
Utilities - Electric-0.54%
     9,700  Central & South
            West Corp. ..............        07/24/95            5.920            9,663,312                                9,663,312
    40,000  Duke Power Co. ..........        07/12/95            5.950           39,927,278                               39,927,278
                                                                             -------------- ------------ ------------ --------------
                                                                                 49,590,590            0            0     49,590,590
                                                                             -------------- ------------ ------------ --------------
Utilities-Telephone-0.53%
    20,000  American Tel & Tel Co. ..        07/19/95            5.920                         9,973,689    9,973,689     19,947,378
    19,000  Southwestern Bell
             Capital Corp. ..........        07/27/95            5.950           18,918,353                               18,918,353
                                                                             -------------- ------------ ------------ --------------
                                                                                 18,918,353    9,973,689    9,973,689     38,865,731
                                                                             -------------- ------------ ------------ --------------
Total Commercial Paper (cost-$3,973,007,205,
       $1,211,254,464, $512,319,688
       and $5,696,581,357)...........                                        3,973,007,205 1,211,254,464  512,319,688  5,696,581,357
                                                                            -------------- ------------- ------------ --------------

SHORT-TERM CORPORATE OBLIGATIONS-4.01%
Auto/Truck-0.32%
     5,000  PACCAR Financial Corp. ..        12/15/95            4.220*           4,948,562                                4,948,562
    19,000  Toyota Motor
             Credit Corp. ...........        11/15/95            5.350           18,888,929                               18,888,929
                                                                             -------------- ------------ ------------ --------------

                                                                                 23,837,491            0            0     23,837,491
                                                                             -------------- ------------ ------------ --------------
Banking-0.49%
    36,000  Morgan (J.P.) &
             Co., Inc. ..............        05/13/96            6.200           24,998,920    7,000,841    4,000,481     36,000,242
                                                                             -------------- ------------ ------------ --------------
                                                                                 24,998,920    7,000,841    4,000,481     36,000,242
                                                                             -------------- ------------ ------------ --------------
Broker/Dealer-2.04%
    25,000  Bear Stearns
             & Co., Inc. ............        09/22/95            5.930           25,000,000                               25,000,000
    25,000  Goldman Sachs Group LP ..        10/25/95            6.450*          25,000,000                               25,000,000
   100,000  Merrill Lynch &
             Co., Inc. ..............  08/30/95 to 06/10/96  5.610 to 6.491      99,995,542                               99,995,542
                                                                             -------------- ------------ ------------ --------------
                                                                                149,995,542            0            0    149,995,542
                                                                             -------------- ------------ ------------ --------------
Miscellaneous-0.95%
    70,000  Beta Finance Inc. .......  10/20/95 to 01/16/96  6.000 to 7.560*     69,998,490                               69,998,490
                                                                             -------------- ------------ ------------ --------------
Yankee-0.20%
    15,000  Westdeutsche Landesbank
             Girozentrale............        03/01/96            6.625           14,981,907                               14,981,907
                                                                             -------------- ------------ ------------ --------------
Total Short-Term Corporate
 Obligations (cost-$283,812,350,
 $7,000,841 $4,000,481 and
 $294,813,672)......................                                            283,812,350    7,000,841    4,000,481    294,813,672
                                                                             -------------- ------------ ------------ --------------

FLOATING RATE NOTES-0.88%
Finance- Diversified-0.34%
    25,000  CIT Group Holdings Inc. .        12/07/95            6.350*          24,983,593                               24,983,593
                                                                             -------------- ------------ ------------ --------------
Miscellaneous-0.54%
    40,000  Beta Finance Inc. .......  11/07/95 to 04/09/96  5.530 to 5.570*     40,000,000                               40,000,000
                                                                             -------------- ------------ ------------ --------------
Total Floating Rate Notes
 (cos-$64,983,593, $0, $0, and
 $64,983,593).......................                                             64,983,593            0            0     64,983,593
                                                                             -------------- ------------ ------------ --------------
REPURCHASE AGREEMENTS-0.71%
    52,395  Repurchase Agreement
             dated  06/30/95 with
             Citicorp Securities,
             Inc., collateralized by
             $50,790,000 Treasury
             Notes,7.250-7.750%, due
             03/31/96-02/15/98;
             proceeds: $52,421,743..         07/03/95            6.125           31,127,000   10,904,000   10,364,000     52,395,000
                                                                             -------------- ------------ ------------ --------------
Total Repurchase Agreements
 cost-$31,127,000, $10,904,000,
 $10,364,000 and $52,395,000).......                                             31,127,000   10,904,000   10,364,000     52,395,000

                                                                             -------------- ------------ ------------ --------------
Total Investments
 (cost-$5,393,806,795, $1,365,848,163,
 $569,722,054, and $7,329,377,012
 which approximates cost for federal
 income tax purposes)-99.57%........                                          5,393,806,795 1,365,848,163 569,722,054  7,329,377,012

Other assets in excess of liabilities
 (liabilities in excess of other
 assets)-0.43%.......................                                             4,338,976   28,040,894    (867,079)     31,512,791
                                                                             -------------- ------------ ------------ --------------
Net Assets (applicable to
 5,401,688,839, 1,393,889,057,
 568,854,975, and 7,364,432,871
 shares outstanding at $1.00 per
 share, respectively)-100.00%........                                         5,398,145,771 1,393,889,057  568,854,975 7,360,889,803

Reduction of assets due to transfer
 of IRA accounts to RMA Retirement
 Fund................................                                                     0 (396,086,197)           0  (396,086,197)
                                                                             -------------- ------------ ------------ --------------

Net assets after reduction of assets
 due to transfer.....................                                        $5,398,145,771 $997,802,860 $568,854,975 $6,964,803,606
                                                                             ============== ============ ============ ==============

* Variable rate securities - maturity date reflects earlier of reset date or maturity date. The interest rates are the current rates as of June 30, 1995 and reset periodically.
@ Yield to maturity for discounted securities.

    Weighted average maturities - 52 days, 48 days & 47 days, respectively.

       See accompanying notes to proforma combined financial statements

Pro Forma Combined
Statement of Operations
(Unaudited)

                                                                         For the Twelve Months Ended June 30, 1995
                                                     PaineWebber RMA     PW/KP           PW/KP
                                                      Money Market   Cash Reserve    Premium Account                   Pro Forma
                                                       Portfolio         Fund            Fund         Adjustments      Combined (1)
                                                     --------------- -------------   ---------------  -----------      ------------
Investment Income:
    Interest.......................................  $258,389,323     $84,693,879     $39,211,149     $         -      $382,294,351
                                                     ------------     -----------     -----------     -----------      ------------

Expenses:
    Investment advisory and administration fees....    23,493,781       7,336,055       3,619,802         413,844        34,863,482
    Distribution fees..............................             -       1,859,976         868,752      (2,728,728)                0
    Transfer agency and service fees...............     2,936,496       1,359,038         211,081        (113,816)        4,392,799
    Custody fees...................................       257,586         222,338         108,900        (240,189)          348,635
    Other .........................................       873,026         644,767         248,731        (650,058)        1,116,466
                                                     ------------     -----------     -----------     -----------      ------------
                                                       27,560,889      11,422,174       5,057,266      (3,318,947)       40,721,382
                                                     ------------     -----------     -----------     -----------      ------------
Net investment income..............................   230,828,434      73,271,705      34,153,883       3,318,947       341,572,969
                                                     ------------     -----------     -----------     -----------      ------------
Net realized losses from investment transactions...    (1,080,732)        -                  -            -              (1,080,732)
                                                     ------------     -----------     -----------     -----------      ------------
Net increase in net assets resulting from operations $229,747,702     $73,271,705     $34,153,883      $3,318,947      $340,492,237
                                                     ============     ===========     ===========     ===========      ============

(1) The proforma column is based on an expense level of reduced assets (after IRA account transfers to RMA Retirement Fund) on a basis point level applied to the total assets of the combined Fund inclusive of the assets to be transferred.


               See Notes to Pro Forma Combined Financial Statements

Pro Forma Combined
Statement of Operations
(Unaudited)

                                             For the Twelve Months Ended June 30, 1995

                                                      PaineWebber RMA          PW/KP                              Pro Forma
                                                        Money Market       Cash Reserve         Adjustments      Combined (1)
                                                         Portfolio              Fund
                                                     ----------------      -------------        -----------      ------------
Investment Income:
    Interest.......................................     $258,389,323         $84,693,879         $        -      $343,083,202
                                                        ------------         -----------         ----------      ------------
Expenses:
    Investment advisory and administration fees....       23,493,781           7,336,055            413,844        31,243,680
    Distribution fees..............................                -           1,859,976         (1,859,976)           -
    Transfer agency and service fees...............        2,936,496           1,359,038           (358,830)        3,936,704
    Custody fees...................................          257,586             222,338           (167,487)          312,437
    Other..........................................          873,026             644,767           (456,167)        1,061,626
                                                        ------------         -----------         ----------      ------------
                                                          27,560,889          11,422,174         (2,428,616)       36,554,447
                                                        ------------         -----------         ----------      ------------
Net investment income..............................      230,828,434          73,271,705          2,428,616       306,528,755
                                                        ------------         -----------         ----------      ------------
Net realized losses from investment transactions...       (1,080,732)            -                    -            (1,080,732)
                                                        ------------         -----------         ----------      ------------
Net increase in net assets resulting from operations    $229,747,702         $73,271,705         $2,428,616      $305,448,023
                                                        ============         ===========         ==========      ============

(1) The proforma column is based on as expense level of reduced assets (after IRA account transfers to RMA Retirement Fund) on a basis point level applied to the total assets of the combined Fund inclusive of the assets to be transferred.

               See Notes to Pro Forma Combined Financial Statements

Pro Forma Combined
Statement of Operations
(Unaudited)

                                        For the Twelve Months Ended June 30, 1995

                                                        PaineWebber RMA          PW/KP
                                                         Money Market       Premium Account                      Pro Forma
                                                           Portfolio              Fund          Adjustments      Combined
                                                        --------------      ---------------     -----------      ----------
Investment Income:
    Interest.......................................       $258,389,323        $39,211,149         $     -       $297,600,472
                                                          ------------        -----------         -------       ------------

Expenses:
    Investment advisory and administration fees....         23,493,781          3,619,802            -            27,113,583
    Distribution fees..............................            -                  868,752         (868,752)                -
    Transfer agency and service fees...............          2,936,496            211,081          268,734         3,416,311
    Custody fees...................................            257,586            108,900          (95,350)          271,136
    Other..........................................            873,026            248,731         (158,753)          963,004
                                                          ------------        -----------         -------       ------------
                                                            27,560,889          5,057,266         (854,121)       31,764,034
                                                          ------------        -----------         -------       ------------
Net investment income..............................        230,828,434         34,153,883          854,121       265,836,438
                                                          ------------        -----------         -------       ------------
Net realized losses from investment transactions...         (1,080,732)          -                   -            (1,080,732)
                                                          ------------        -----------         -------       ------------
Net increase in net assets resulting from operations      $229,747,702        $34,153,883         $854,121      $264,755,706
                                                          ============        ===========         ========      ============



             See Notes to Pro Forma Combined Financial Statements

Pro Forma Capitalization
as of June 30, 1995
(Unaudited)


                                                                  PaineWebber RMA
                                                                   Money Market            PW/KP Cash        Pro Forma
                                                                    Portfolio             Reserve Fund      Combined (1)
                                                                  ---------------        -------------      ------------
Shareholders' Equity
    Common stock of $0.001 par value per share
    (unlimited amount authorized)
    5,401,688,839 shares outstanding for
      PaineWebber RMA Money Market Portfolio (Actual)
    1,393,889,057 shares outstanding for
      PW/KP Cash Reserve Fund (Actual)
    6,795,577,896 shares outstanding for
      PaineWebber RMA Money Market Portfolio (As Adjusted)...     $5,401,688,839         $1,393,889,057       $6,795,577,896 (2)(3)
    Accumulated net realized losses from investments.........         (3,543,068)              -                  (3,543,068)
                                                                  --------------         --------------       --------------
         Net assets..........................................     $5,398,145,771         $1,393,889,057       $6,792,034,828
    Reduction of assets due to transfer of IRA accounts to
        RMA  Retirement Fund.................................                  0           (396,086,197)        (396,086,197)
                                                                  --------------         --------------       --------------
    Net assets after reduction of assets.....................     $5,398,145,771         $  997,802,860       $6,395,948,631
                                                                  ==============         ==============       ==============

(1) The adjusted balances are presented as if the Reorganization involving all Funds was effective as of June 30, 1995 for information purposes only. The actual effective time of Reorganization is expected to be February 20, 1996 at which time the results would be reflective of the actual composition of shareholders' equity at that date.

(2) Assumes the issuance of 5,401,688,840 shares in exchange for the net assets applicable to capital stock holders of RMA Money Fund Assumes the issuance of 1,393,889,057 shares in exchange for the net assets applicable to capital stock holders of PW/KP Cash Reserve Fund. The exchange is based upon the net assets for PaineWebber RMA Money Fund and the net assets applicable to capital stock holders of PW/KP Cash Reserve Fund as of June 30, 1995.

(3) Does not include the impact of estimated Reorganization costs of $654,000.

Pro Forma Capitalization
as of June 30, 1995
(Unaudited)

                                                         PaineWebber RMA
                                                          Money Market      PW/KP Cash      PW/KP Premium        Pro Forma
                                                            Portfolio      Reserve Fund     Account Fund       Combined (1)
                                                         ---------------   -------------    -------------       ------------
Shareholders' Equity
    Capital stock shares of $0.001 par value per share
    (unlimited amount authorized)
    5,401,688,839 shares outstanding for
      PaineWebber RMA Money Market Portfolio (Actual)
    1,393,889,057 shares outstanding for
      PW/KP Cash Reserve Fund (Actual)
    568,854,975 shares outstanding for
      PW/KP Premium Account Fund (Actual)
    7,364,432,871 shares outstanding for
      PaineWebber RMA Money Fund (As Adjusted)           $5,401,688,839    $1,393,889,057      $568,854,975    $7,364,432,871 (2)(3)
    Accumulated net realized losses from investments....     (3,543,068)         -                 -               (3,543,068)
                                                         --------------    --------------      ------------    --------------
         Net assets.....................................  5,398,145,771     1,393,889,057       568,854,975     7,360,889,803
    Reduction of assets due to transfer of
      IRA accounts to RMA Retirement Fund...............              0      (396,086,197)                0      (396,086,197)
                                                         --------------    --------------      ------------    --------------
    Net assets after reduction of assets................ $5,398,145,771      $997,802,860      $568,854,975    $6,964,803,606
                                                         ==============    ==============      ============    ==============

(1) The adjusted balances are presented as if the Reorganization involving all Funds was effective as of June 30, 1995 for information purposes only. The actual effective time of Reorganization is expected to be February 20, 1996 at which time the results would be reflective of the actual composition of shareholders' equity at that date.

(2) Assumes the issuance of 1,393,889,057 shares in exchange for the net assets applicable to capital stock holders of PW/KP Cash Reserve Fund. Assumes the issuance of 568,854,975 shares in exchange for the net assets applicable to beneficial interest holders of PW/KP Premium Account Fund. The exchange is based on the net asset value of $1.00.

(3) Does not include the impact of estimated Reorganization costs of $850,000.

Pro Forma Capitalization
as of June 30, 1995
(Unaudited)

                                                           PaineWebber RMA
                                                            Money Market         PW/KP Premium          Pro forma
                                                             Portfolio            Account Fund         Combined (1)
                                                           ---------------       -------------         ------------
Shareholders' Equity
    Common stock of $0.001 par value per share
    (unlimited amount authorized)
    5,401,688,839 shares outstanding for
      PaineWebber RMA Money Market Portfolio (Actual)
    568,854,975 shares outstanding for
      PW/KP Premium Account Fund (Actual)
    5,970,543,514 shares outstanding for
      PaineWebber RMA Money Fund (As Adjusted)..........    $5,401,688,839         $568,854,975        $5,970,543,814 (2)(3)
    Accumulated net realized losses from investments....        (3,543,068)            -                   (3,543,068)
                                                            --------------         ------------        --------------
         Net assets.....................................    $5,398,145,771         $568,854,975        $5,967,000,746
                                                            ==============         ============        ==============

(1) The adjusted balances are presented as if the Reorganization involving both Funds was effective as of June 30, 1995 for information purposes only. The actual effective time of Reorganization is expected to be February 20, 1996 at which time the results would be reflective of the actual composition of shareholders' equity at that date.

(2) Assumes the issuance of 5,401,688,840 shares in exchange for the net assets applicable to capital stock holders of RMA Money Market Portfolio. Assumes the issuance of 568,854,975 shares in exchange for the net assets applicable to beneficial interest holders of PW/KP Premium Account Fund. The exchange is based upon the net assets for PaineWebber RMA Money Market Portfolio and the net assets applicable to capital stock holders of PW/KP Premium Account Fund as of June 30, 1995.

(3) Does not include the impact of estimated Reorganization costs of $520,000.

Notes To Pro Forma Combined Financial Statements
(unaudited)

Basis of Presentation:



Subject to approval of the Plan of Reorganization by the shareholders of PaineWebber/Kidder, Peabody Cash Reserve Fund ("PW/KP Cash Reserve") and PaineWebber/Kidder Peabody Premium Account Fund ("PW/KP Premium Account"), PaineWebber RMA Money Market Portfolio ("RMA Money Market") would acquire the assets of either one or both of PW/KP Cash Reserve and PW/KP Premium Account in exchange solely for the assumption by RMA Money Market of PW/KP Cash Reserve and PW/KP Premium Account's liabilities and issuance of shares of RMA Money Market that correspond, in aggregate, to the outstanding shares of PW/KP Cash Reserve and PW/KP Premium Account. Shares of RMA Money Market will be distributed to PW/KP Cash Reserve and Premium Account's shareholders at $1.00 per share, and PW/KP Cash Reserve and PW/KP Premium Account will be dissolved or terminated as soon as practicable thereafter.
The reduction of 28.4% of the net assets of PW/KP Cash Reserve at June 30, 1995 has been reflected on the Statement of Net Assets using IRA assets (as a percentage of total assets) on November 13, 1995 (the date upon which most of the individual retirement account and qualified retirement plan shareholders were redeemed or exchanged out of PW/KP Cash Reserve). Each PW/KP Cash Reserve and PW/KP Premium Account shareholder will receive the number of full and fractional shares of RMA Money Market equal in value to such shareholders' holdings in the corresponding shares of PW/KP Cash Reserve and PW/KP Premium Account as of the closing date of the merger.

If the shareholders approve the Plan of Reorganization at a meeting expected to be held on February 13, 1996, PW/KP Cash Reserve and PW/KP Premium Account will be acquired by RMA Money Market in February 1996. The unaudited pro forma combined financial statements reflect the financial position of RMA Money Market, PW/KP Cash Reserve and PW/KP Premium Account at June 30, 1995 and the combined results of operations of RMA Money Market, PW/KP Cash Reserve and PW/KP Premium Account; and RMA Money Market and PW/KP Cash Reserve; and RMA Money Market and PW/KP premium Account for the twelve months ended June 30, 1995. Certain expenses have been adjusted to reflect the expected combined entity. Pro forma operating expenses include the actual expenses of the Funds adjusted for certain items.

As a result of the Reorganization, expenses will be reduced due to duplication of certain fixed expenses and the reduction in investment advisory and administration fees due to the increased asset base. It is estimated that there will be costs of approximately $850,000 associated with the merger of RMA Money Market, PW/KP Cash Reserve and PW/KP Premium Account; or $654,000 associated with the merger of RMA Money Market and PW/KP Cash Reserve alone;
or $520,000 associated with the merger of RMA Money Market and PW/KP Premium Account alone. These expenses will be charged to the Funds in proportion to their respective net assets.

The pro forma combined financial statements are presented for the information of the reader and may not necessarily be representative of what the actual combined financial statements would have been had the Reorganization occurred at June 30, 1995. The pro forma combined financial statements should be read in conjunction with the historical financial statements of the constituent Funds included in the statement of additional information.

                           PAINEWEBBER RMA MONEY FUND, INC.
                                        PART C

                                  OTHER INFORMATION

Item 15.   Indemnification

     Article Fourteenth of the Articles of Incorporation provides that the directors and officers of the Registrant shall not be liable to the Registrant or to any of its stockholders for monetary damages. Article Fourteenth also provides that no amendment, alteration or repeal of the contents contained in the preceding sentence or the adoption, alteration or amendment of any other provision of the Articles or By-Laws inconsistent with Article Fourteenth shall adversely affect any limitation of liability of any director or officer of the Registrant with respect to any act or failure to act which occurred prior to such amendment, alteration, repeal or adoption.

     Section 10.01 of Article X of the Bylaws provides that the Registrant shall indemnify its present and past directors, officers, employees and agents, and any persons who are serving or have served at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or enterprise, to the fullest extent permitted by law.

     Section 10.02 of Article X of the Bylaws further provides that the Registrant may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of the Registrant, or is or was serving at the request of the Registrant as a director, officer or employee of a corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or out of his or her status as such whether or not the Registrant would have the power to indemnify him or her against such liability.

     Section 9 of the Investment Advisory and Administration Contract provides that PaineWebber shall not be liable for any error of judgment or mistake of law or for any loss suffered by Registrant in connection with the matters to which the Contract relates except for a loss resulting from willful misfeasance, bad faith or gross negligence of PaineWebber in the performance of its duties or from its reckless disregard of its obligations and duties under the Contract.
Section 9 further provides that any person, even though also an officer, partner, employee or agent of PaineWebber, who may be or become an officer, director, employee or agent of Registrant shall be deemed, when rendering services to the Registrant or acting with respect to any business of the Registrant, to be rendering such service to or acting solely for the Registrant and not as an officer, partner, employee, or agent or one under the control or direction of PaineWebber even though paid by it.

     Section 8 of the Sub-Advisory and Sub-Administration Contract provides that Mitchell Hutchins will not be liable for any error of judgment or mistake of law or for any loss suffered by PaineWebber or the Registrant or its shareholders in connection with the performance of those Contracts, except a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations or duties under the Contracts.


     Section 9 of the Distribution Contract provides that the Registrant will indemnify PaineWebber and its officers, directors or controlling persons against all liabilities arising from any alleged untrue statement of material fact in the Registration Statement or from alleged omission to state in the Registration Statement a material fact required to be stated in it or necessary to make the statements in it, in light of the circumstances under which they were made, not misleading, except insofar as liability arises from untrue statements or omissions made in reliance upon and in conformity with information furnished by PaineWebber to the Registrant for use in the Registration Statement; and provided that this indemnity agreement shall not protect any such persons against liabilities arising by reason of their bad faith, gross negligence or willful misfeasance; and shall not inure to the benefit of any such persons unless a court of competent jurisdiction or controlling precedent determines that such result is not against public policy as expressed in the Securities Act of 1933. Section 9 of the Distribution Contract also provides that PaineWebber agrees to indemnify, defend and hold the Registrant, its officers and directors free and harmless of any claims arising out of any alleged untrue statement or any alleged omission of material fact contained in information furnished by PaineWebber for use in the Registration Statement or arising out of an agreement between PaineWebber and any retail dealer, or arising out of supplementary literature or advertising used by PaineWebber in connection with the Contract.

     Section 7 of the Service Contract provides that PaineWebber shall be indemnified and held harmless by the Registrant against all liabilities, except those arising out of bad faith, gross negligence, willful misfeasance or reckless disregard of its duties under the Contract.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act"), as amended, may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.   Exhibits

      (1) (a) Amended and Restated Articles of Incorporation1/
          (b) Articles Supplementary effective February 9, 19882/
          (c) Articles of Amendment effective August 4, 19893/
      (2) (a) By-Laws4/
          (b) Amendment dated September 28, 1994 to By-Laws5/
      (3)     Voting trust agreement - none
      (4) (a) Agreement and Plan of Reorganization and Termination
              (filed herewith)
          (b) Agreement and Plan of Reorganization and Dissolution
              (filed herewith)
      (5) Instruments defining the rights of holders of the Registrant's shares of common stock 6/
      (6) (a) Investment Advisory and Administration Contract7/
          (b) Sub-Advisory and Sub-Administration Contract7/
      (7)     Distribution Contract8/
      (8)     Bonus, profit sharing or pension plans - none
      (9) (a) Custodian Contract9/
      (10)    Plan pursuant to Rule 12b-18/
      (11)(a) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered (filed herewith)
          (b) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered (filed herewith)
      (12)(a) Opinion and consent of Kirkpatrick & Lockhart LLP regarding certain tax matters (filed herewith)
          (b) Opinion and consent of Sullivan & Cromwell regarding certain tax matters (filed herewith)
          (c) Opinion and consent of Kirkpatrick & Lockhart LLP regarding certain tax matters (filed herewith)
          (d) Opinion and consent of Stroock & Stroock & Lavan regarding certain tax matters (filed herewith)
      (13)(a) Transfer Agency Agreement10/
          (b) Service Contract7/
      (14)(a) Consent of Ernst & Young LLP (filed herewith)
          (b) Consent of Deloitte & Touche LLP (filed herewith)
      (15)    Financial statements omitted from Part B - none
      (16)    Copies of manually signed Powers of Attorney - none
      (17)    Additional Exhibits
          (a) Declaration pursuant to Rule 24f-2 (filed herewith)
          (b) Notice pursuant to Rule 24f-211/
          (c) Proxy Cards (filed herewith)
      (27)    Financial Data Schedules (filed herewith)

-----------
1/ Incorporated by reference from Pre-Effective Amendment No. 2 to registration statement, SEC File No. 2-78309, filed October 4, 1982.

2/ Incorporated by reference from Post-Effective Amendment No. 12 to registration statement, SEC File No. 2-78309, filed February 12, 1988.

3/    Incorporated by reference from Post-Effective Amendment No. 17 to registration statement, SEC File No. 2-78309, filed August 29, 1989.

4/ Incorporated by reference from Post-Effective Amendment No. 18 to registration statement, SEC File No. 2-78309, filed August 29, 1990.

5/ Incorporated by reference from Post Effective Amendment No. 29 to the registration statement, SEC File No. 2-78309, filed August 29, 1995.

6/ Incorporated by reference from Articles Fifth, Sixth, Seventh, Ninth, Tenth, Twelfth and Fourteenth Registrant's Articles of
      Incorporation, as amended February 9, 1988 and August 4, 1989 and from Articles II, III, VIII, X, XI, XII and XIII of the Registrant's By-Laws, as amended September 28, 1994.

7/ Incorporated by reference from Post-Effective Amendment No. 15 to registration statement, SEC File No. 2-78309, filed June 5, 1989.

8/ Incorporated by reference from Post Effective Amendment No. 28 to the registration statement, SEC File No. 2-89016, filed August 29, 1994.

9/ Incorporated by reference from Post-Effective Amendment No. 1 to registration statement, SEC File No. 2-78309, filed February 8, 1983.

10/ Incorporated by reference from Post-Effective Amendment No. 19 to registration statement, SEC File No. 2-78309, filed August 29, 1991.

11/ Incorporated by reference from Notice pursuant to Rule 24f-2 previously filed on EDGAR on August 29, 1995, Accession Number:
      0000898432-95-000310

Item 17.  Undertakings

  (1) The undersigned Registrant agrees that prior to any public re-offering of the securities registered through the use of the prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the re-offering prospectus will contain the information called for by the applicable registration form for re-offering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                       SIGNATURES

     As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and the State of New York, on this 28th day of November, 1995.


                       PAINEWEBBER RMA MONEY FUND, INC.

                          By: /s/ Dianne E. O'Donnell
                              ---------------------------
                              Dianne E. O'Donnell
                              Vice President, Secretary

     Each of the undersigned directors and officers of PaineWebber RMA Money Fund, Inc. ("Fund") hereby severally constitutes and appoints Victoria E. Schonfeld, Dianne E. O'Donnell, Gregory K. Todd, Elinor W. Gammon and Robert A. Wittie, and each of them singly, our true and lawful attorneys, with full power to them to sign for each of us, and in each of our names and in the capacities indicated below, any and all amendments to the Registration Statement of the Fund, and all instruments necessary or desirable in connection therewith, filed with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorney to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

       Signature                        Title                       Date
       ---------                        -----                       ----
/s/ Margo N. Alexander        President                      November 28, 1995
Margo N. Alexander            (Chief Executive Officer)

/s/ E. Garrett Bewkes, Jr.    Director and Chairman          November 28, 1995
E. Garrett Bewkes, Jr.        of the Board of Directors

/s/ Meyer Feldberg            Director                       November 28, 1995
Meyer Feldberg

/s/ George W. Gowen           Director                       November 28, 1995
George W. Gowen

/s/ Frederic V. Malek         Director                       November 28, 1995
Frederic V. Malek

/s/ Frank P.L. Minard         Director                       November 28, 1995
Frank P.L. Minard

/s/ Judith Davidson Moyers    Director                       November 28, 1995
Judith Davidson Moyers

/s/ Julian F. Sluyters        Vice President and             November 28, 1995

Julian F. Sluyters            Treasurer (Principal
                              Financial and Accounting
                              Officer)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              EXHIBITS FILED WITH

                                   FORM N-14

REGISTRATION STATEMENT UNDER                                     /x/
THE SECURITIES ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO. ___

                       POST-EFFECTIVE AMENDMENT NO. ___

                       PaineWebber RMA Money Fund, Inc.
                              File No. 33-______

                       PAINEWEBBER RMA MONEY FUND, INC.
                                 EXHIBIT INDEX
                       --------------------------------

Exhibit
Number                                                                    Page
------                                                                    ----

 (1) (a) Amended and Restated Articles of Incorporation(1)
     (b) Articles Supplementary effective February 9, 1988(2)
     (c) Articles of Amendment effective August 4, 1989(3)
 (2) (a) By-Laws(4)
     (b) Amendment dated September 28, 1994 to By-Laws(5)
 (3)     Voting trust agreement -- none
 (4) (a) Agreement and Plan of Reorganization and Termination
         (filed herewith)
     (b) Agreement and Plan of Reorganization and Dissolution
         (filed herewith)
 (5) Instruments defining the rights of holders of the Registrant's shares of common stock(6)
 (6) (a) Investment Advisory and Administration Contract(7)
     (b) Sub-Advisory and Sub-Administration Contract(7)
 (7)     Distribution Contract(8)
 (8)     Bonus, profit sharing or pension plans -- none
 (9) (a) Custodian Contract(9)
(10)     Plan pursuant to Rule 12b-1(8)
(11) (a) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered (filed herewith)
     (b) Opinion and consent of Kirkpatrick & Lockhart LLP regarding the legality of securities being registered (filed herewith)
(12) (a) Opinion and consent of Kirkpatrick & Lockhart LLP regarding certain tax matters (filed herewith)
     (b) Opinion and consent of Sullivan & Cromwell regarding certain tax matters (filed herewith)
     (c) Opinion and consent of Kirkpatrick & Lockhart LLP regarding certain tax matters (filed herewith)
     (d) Opinion and consent of Stroock & Stroock & Lavan regarding certain tax matters (filed herewith)
(13) (a) Transfer Agency Agreement(10)
     (b) Service Contract(7)
(14) (a) Consent of Ernst & Young LLP (filed herewith)
     (b) Consent of Deloitte & Touche LLP (filed herewith)
(15)     Financial statements omitted from Part B -- none
(16)     Copies of manually signed Powers of Attorney -- none
(17)     Additional Exhibits
     (a) Declaration pursuant to Rule 24f-2 (filed herewith)
     (b) Notice pursuant to Rule 24f-2(11)
     (c) Proxy Cards (filed herewith)
(27)     Financial Data Schedules (filed herewith)


------------------
(1) Incorporated by reference from Pre-Effective Amendment No. 2 to registration statement, SEC File No. 2-78309, filed October 4, 1982.

(2) Incorporated by reference from Post-Effective Amendment No. 12 to registration statement, SEC File No. 2-78309, filed February 12, 1988.

(3) Incorporated by reference from Post-Effective Amendment No. 17 to registration statement, SEC File No. 2-78309, filed August 29, 1989.

(4) Incorporated by reference from Post-Effective Amendment No. 18 to registration statement, SEC File No. 2-78309, filed August 29, 1990.

(5) Incorporated by reference from Post-Effective Amendment No. 29 to the registration statement, SEC File No. 2-78309, filed August 29, 1995.

(6) Incorporated by reference from Articles Fifth, Sixth, Seventh, Ninth, Tenth, Twelfth and Fourteenth of the Registrant's Articles of Incorporation, as amended February 9, 1988 and August 4, 1989 and from Articles II, III, VIII, X, XI, XII and XIII of the Registrant's By-Laws, as amended September 28, 1994.

(7) Incorporated by reference from Post-Effective Amendment No. 15 to registration statement, SEC File No. 2-78309, filed June 5, 1989.

(8) Incorporated by reference from Post-Effective Amendment No. 28 to the registration statement, SEC File No. 2-89016, filed August 29, 1994.

(9) Incorporated by reference from Post-Effective Amendment No. 1 to registration statement, SEC File No. 2-78309, filed February 8, 1983.

(10) Incorporated by reference from Post-Effective Amendment No. 19 to registration statement, SEC File No. 2-78309, filed August 29, 1991.

(11) Incorporated by reference from Notice pursuant to Rule 24f-2 previously filed on EDGAR on August 29, 1995, Accession Number: 0000898432-95-000310.